Form 10-K, Exhibit 13
period 1994-12-31
TELEDYNE INC
filed 1995-01-25
CIK 96935

EXHIBIT 13
                        TELEDYNE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 1994 and 1993

               (In millions except share and per share amounts)


                                                           1994        1993
                                                         --------    --------
ASSETS

Current Assets:
Cash and marketable securities                           $   29.7    $  155.0
Receivables                                                 409.8       332.4
Inventories                                                 196.9       172.6
Deferred income taxes                                       104.9       123.0
Prepaid expenses                                             16.5        20.5
                                                         --------    --------
  Total current assets                                      757.8       803.5
Property and Equipment                                      304.3       318.8
Prepaid Pension Cost                                        332.7       280.3
Deferred Income Taxes                                         0.8        24.0
Other Assets                                                 82.1        51.2
                                                         --------    --------
                                                         $1,477.7    $1,477.8
                                                         ========    ========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                         $  162.0    $  106.9
Accrued liabilities                                         303.6       341.4
                                                         --------    --------
  Total current liabilities                                 465.6       448.3
Long-Term Debt                                              356.6       356.6
Accrued Postretirement Benefits                             275.9       277.5
Other Long-Term Liabilities                                 106.6       114.9
                                                         --------    --------
                                                          1,204.7     1,197.3
                                                         --------    --------
Shareholders' Equity:
Common stock, $1.00 par value, 100,000,000 shares
  authorized, 55,462,298 shares in 1994 and 55,439,048
  shares in 1993 issued and outstanding                      55.5        55.4
Additional paid-in capital                                   35.3        34.9
Retained earnings                                           178.3       186.7
Other                                                         3.9         3.5
                                                         --------    --------
  Total shareholders' equity                                273.0       280.5
                                                         --------    --------
                                                         $1,477.7    $1,477.8
                                                         ========    ========

The accompanying notes are an integral part of these statements.

                                13-1

                        TELEDYNE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Years Ended December 31, 1994, 1993 and 1992

                    (In millions except per share amounts)



                                               1994        1993        1992
                                            ---------   ---------   ---------

Sales                                       $ 2,391.2   $ 2,491.7   $ 2,887.6
                                            ---------   ---------   ---------

Costs and Expenses:
Cost of sales                                 1,787.8     1,917.9     2,243.2
Selling and administrative expenses             576.3       468.5       530.2
Interest expense                                 43.5        45.1        56.2
                                            ---------   ---------   ---------
                                              2,407.6     2,431.5     2,829.6
                                            ---------   ---------   ---------

Earnings before Other Income                    (16.4)       60.2        58.0
Other Income, Net                                12.7        53.1        29.0
                                            ---------   ---------   ---------

Income (Loss) before Income Taxes,
  Extraordinary Loss and Cumulative Effect
  of Accounting Changes*                         (3.7)      113.3        87.0

Provision for Income Taxes                        4.7        40.5        41.1
                                            ---------   ---------   ---------

Income (Loss) before Extraordinary Loss and
  Cumulative Effect of Accounting Changes        (8.4)       72.8        45.9

Extraordinary Loss on Redemption of Debt            -        (3.7)       (2.7)

Cumulative Effect of Accounting Changes             -      (185.6)      (10.0)
                                            ---------   ---------   ---------

Net Income (Loss)                           $    (8.4)  $  (116.5)  $    33.2
                                            =========   =========   =========


Income (Loss) Per Share:
  Income (loss) before extraordinary loss
    and cumulative effect of accounting
    changes                                 $   (0.15)  $    1.32   $    0.83
  Extraordinary loss on redemption of debt          -       (0.07)      (0.05)
  Cumulative effect of accounting changes           -       (3.35)      (0.18)
                                            ---------   ---------   ---------
  Net Income (Loss) Per Share               $   (0.15)  $   (2.10)  $    0.60
                                            =========   =========   =========


*Includes non-cash pension income of $79.1 million in 1994, $66.2 million in 1993 and $37.9 million in 1992.


The accompanying notes are an integral part of these statements.

                                13-2

                        TELEDYNE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 1994, 1993 and 1992

                                 (In millions)

                                                  1994       1993       1992
                                                --------   -------    -------
Operating activities:
Net income (loss)                               $   (8.4)  $(116.5)   $  33.2
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

  Decrease (increase) in receivables               (82.3)     17.4       77.9
  Depreciation and amortization                     70.2      72.7       79.1
  Increase in prepaid pension cost                 (52.4)    (58.2)     (47.3)
  Decrease (increase) in deferred income taxes      41.0     (57.1)      59.0
  Decrease in accounts payable and accrued
    liabilities                                    (29.9)    (53.9)     (91.7)
  Decrease (increase) in inventories               (26.8)     21.8       29.5
  Increase (decrease) in accrued
    postretirement benefits                         (1.6)    299.2          -
  Gain on sale of Litton common stock                  -     (40.4)         -
  Decrease in accrued income taxes                     -         -      (17.9)
  Other, net                                       (28.3)     (1.7)      (6.3)
                                                --------   -------    -------
Net cash provided by (used in)
  operating activities                            (118.5)     83.3      115.5
                                                --------   -------    -------

Investing activities:
  Sale of marketable securities                    121.4     163.5       54.4
  Net decrease (increase) in
    short-term investments                          11.0      28.5      (41.5)
  Purchases of marketable securities                (8.0)    (70.4)     (47.2)
                                                --------   -------    -------
  Net sale (purchase) of marketable securities     124.4     121.6      (34.3)
  Purchases of property and equipment              (64.5)    (81.2)     (69.6)
  Proceeds from the sales of businesses              7.2       9.2       95.8
  Collection of notes receivable from the
    sales of businesses                              2.9      17.1          -
  Other, net                                         1.6      (5.9)       7.3
                                                --------   -------    -------
Net cash provided by (used in)
  investing activities                              71.6      60.8       (0.8)
                                                --------   -------    -------

Financing activities:
  Increase (decrease) in checks outstanding         51.7       7.9       (8.9)
  Reduction of long-term debt                       (4.2)   (101.6)     (60.0)
  Cash dividends                                       -     (44.3)     (44.4)
  Other, net                                         0.4       0.5        0.3
                                                --------   -------    -------
Net cash provided by (used in)
  financing activities                              47.9    (137.5)    (113.0)
                                                --------   -------    -------

Increase in cash                                $    1.0   $   6.6    $   1.7
                                                ========   =======    =======
Non cash transactions:
  Receivables from the sales of businesses      $      -   $   4.2    $  19.0
                                                ========   =======    =======
Income taxes paid (received)                    $    0.9   $  (2.6)   $  26.5
                                                ========   =======    =======
Interest paid on long-term debt                 $   40.1   $  41.7    $  50.7
                                                ========   =======    =======

The accompanying notes are an integral part of these statements.

                                13-3

                                       TELEDYNE, INC. AND SUBSIDIARIES

                               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                            For the Years Ended December 31, 1994, 1993 and 1992

                                   (In millions except per share amounts)

                                            Additional             Currency         Net
                                    Common   Paid-In    Retained  Translation    Unrealized    Shareholders'
                                    Stock    Capital    Earnings  Adjustment    Appreciation      Equity
                                    ------  ----------  --------  -----------   -------------  ------------
Balance, December 31, 1991          $ 55.4     $34.5     $ 358.7     $ 5.3          $   -         $ 453.9
Net income                               -         -        33.2         -              -            33.2
Cash dividends ($0.80 per share)         -         -       (44.4)        -              -           (44.4)
Currency translation adjustment          -         -           -      (1.6)             -            (1.6)
                                    ------     -----     -------     -----          -----         -------
Balance, December 31, 1992            55.4      34.5       347.5       3.7              -           441.1
Net loss                                 -         -      (116.5)        -              -          (116.5)
Cash dividends ($0.80 per share)         -         -       (44.3)        -              -           (44.3)
Exercise of stock options                -       0.4           -         -              -             0.4
Currency translation adjustment          -         -           -      (0.2)             -            (0.2)
                                    ------     -----     -------     -----          -----         -------
Balance, December 31, 1993            55.4      34.9       186.7       3.5              -           280.5
Net loss                                 -         -        (8.4)        -              -            (8.4)
Exercise of stock options              0.1       0.4           -         -              -             0.5
Net unrealized appreciation              -         -           -         -            0.5             0.5
Currency translation adjustment          -         -           -      (0.1)             -            (0.1)
                                    ------     -----     -------     -----          -----         -------
Balance, December 31, 1994          $ 55.5     $35.3     $ 178.3     $ 3.4          $ 0.5         $ 273.0
                                    ======     =====     =======     =====          =====         =======





The accompanying notes are an integral part of these statements.

                                13-4

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Teledyne, Inc.:

We have audited the accompanying consolidated balance sheets of Teledyne, Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 1994 and 1993 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended
December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teledyne, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As explained in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 in 1993.






                                                           Arthur Andersen LLP

Los Angeles, California
January 19, 1995

                                13-5

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Summary of Significant Accounting Policies -

Principles of Consolidation. The consolidated financial statements of Teledyne, Inc. include the accounts of all its subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain amounts for 1993 and 1992 have been reclassified to conform with the 1994 presentation.

Receivables. Receivables are presented net of a reserve for doubtful accounts of $6.3 million at December 31, 1994 and $9.2 million at December 31, 1993.

Inventories. Inventories are stated at the lower of cost (last-in, first-out and first-in, first-out methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs. Any foreseeable losses are charged to income when determined.

Cost in Excess of Net Assets of Purchased Businesses. Other assets include cost in excess of net assets of purchased businesses of $24.7 million at December 31, 1994 and $25.6 million at December 31, 1993. Substantially all of this cost is not being amortized.

Financial Instruments. The fair value of financial instruments, except for long-term debt, approximated their carrying values at December 31, 1994. Fair values have been determined through information obtained from quoted market sources and management estimates.
     In 1994, the Company changed its accounting for investments in debt and equity securities to comply with the provisions of Statement of Financial Accounting Standards No. 115. The statement requires that these investments be classified as either held-to-maturity, trading or available-for-sale. The Company's investments in debt and equity securities are classified as available-for-sale and are reported at fair value, with net unrealized appreciation and depreciation on investments reported as a separate component of shareholders' equity.

Revenue Recognition. Commercial sales and revenue from U.S. government fixed-price type contracts are generally recorded as deliveries are made or as services are rendered. For certain fixed-price type contracts that require substantial performance over a long time period before deliveries begin, sales are recorded based upon attainment of scheduled performance milestones. Sales under cost-reimbursement contracts are recorded as costs are incurred and fees are earned.

Depreciation and Amortization. Buildings and equipment are depreciated primarily on declining balance methods over their estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease. Maintenance and repair costs are charged to income as incurred, and betterments and major renewals are capitalized. Cost and accumulated depreciation of property sold, retired or fully depreciated are removed from the accounts, and any resultant gain or loss is included in income.


                                13-6

Research and Development. Company-funded research and development costs, which include bid and proposal costs, ($65.9 million in 1994, $64.0 million in 1993 and $69.4 million in 1992) are expensed as incurred. Costs related to customer-funded research and development contracts are charged to costs and expenses as the related sales are recorded. A portion of the costs incurred for company-funded research and development is recoverable through overhead cost allowances on government contracts.

Environmental. Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. Liabilities are estimated and evaluated independently of possible recoveries, if any, from insurance carriers and other third parties. The measurement of environmental liabilities by the Company is based on currently available facts, existing technology and presently enacted laws and regulations taking into consideration the Company's prior experience in site remediation and data concerning clean-up costs available from other companies and regulatory authorities.

Income Taxes. Provision for income taxes includes federal, state and foreign income taxes. Deferred income taxes are provided for temporary differences in the recognition of income and expenses. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the financial statement and tax bases of assets and liabilities and tax rates, if any, from period to period.

Net Income (Loss) Per Share. The weighted average number of shares of common stock used in the computation of net income per share was 55,446,296 in 1994, 55,420,654 in 1993 and 55,412,845 in 1992. The potential dilution of common stock equivalents is not material and, therefore, is not included in the computation of per share data.

                                13-7

Note 2.  Inventories -

Inventories at December 31, 1994 and 1993 were as follows (in millions):

                                                            1994        1993
                                                          -------     -------

Raw materials and work-in-process                         $ 301.9     $ 257.1
Finished goods                                               47.2        49.0
                                                          -------     -------
                                                            349.1       306.1
Progress payments                                          (152.2)     (133.5)
                                                          -------     -------
                                                          $ 196.9     $ 172.6
                                                          =======     =======


Inventories, before progress payments, determined on the last-in, first-out method were $234.8 million at December 31, 1994 and $233.1 million at December 31, 1993. The remainder of the inventories was determined using the first-in, first-out method. Inventories stated on the last-in, first-out basis were $189.2 million and $184.0 million less than their first-in, first-out values at December 31, 1994 and 1993, respectively. These first-in, first-out values do not differ materially from current cost.

     During 1994, 1993 and 1992, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out inventory liquidations was to increase net income by $8.0 million in 1994, $11.4 million in 1993 and $11.5 million in 1992.

     Inventories, before progress payments, related to long-term contracts were $163.4 million and $129.3 million at December 31, 1994 and 1993, respectively. Progress payments related to long-term contracts were $136.9 million and $116.0 million at December 31, 1994 and 1993, respectively.

                                13-8

Note 3.  Long-Term Debt -

Long-term debt at December 31, 1994 and 1993 was as follows (in millions):

                                                               1994     1993
                                                              ------   ------

10% Subordinated Debentures, due 2004, Series A and C
  (net of unamortized discount of $27.8 in 1994 and $30.9
  in 1993)                                                    $332.2   $329.1
7% Subordinated Debentures, due 1999, $1.9 payable annually     23.9     26.7
Other                                                            2.6      4.1
                                                              ------   ------
                                                               358.7    359.9
Current portion                                                 (2.1)    (3.3)
                                                              ------   ------
                                                              $356.6   $356.6
                                                              ======   ======



At December 31, 1994, the estimated fair value of the Company's long-term debt was $384.5 million.

     In 1994, the Company settled with the U.S. government two civil cases relating to its Teledyne Relays and Systems units. In connection with the settlement, the Company paid the U.S. government $56.25 million in the second quarter of 1994 and agreed to pay an additional $56.25 million in two installments in March and September 1995. The deferred payments, evidenced by promissory notes, incurred interest at 6.75% and were secured by irrevocable letters of credit. In the 1994 fourth quarter, the Company prepaid the $56.25 million due in 1995.

     Long-term debt payable is $2.1 million in 1995, $2.7 million in 1996, $2.2 million in 1997, $2.2 million in 1998 and $17.4 million in 1999.

     During 1994, the Company entered into credit agreements providing a total commitment of $148.0 million for up to three years which the Company may use for borrowings or letters of credit ($75.0 million letters of credit sublimit). Borrowings under the credit agreements, at the Company's election, bear interest at either a floating rate generally based on a defined prime rate or a fixed rate based on an interbank offered rate. A fee is charged on the amount of the unused commitment. The agreements contain restrictive covenants including those relating to net worth, investments, asset sales and material changes in lines of business. No amounts were borrowed under these lines during 1994. Commitments under separate standby letters of credit outstanding were $86.2 million at December 31, 1994.

     In 1993, the Company redeemed at par $100 million of its 10% Subordinated Debentures due 2004, Series C resulting in an extraordinary loss of $6.0 million or $3.7 million, net of tax. In 1992, the Company redeemed at par $50 million ($46.7 million, net of treasury) of its 10% Subordinated Debentures due 2004, Series A resulting in an extraordinary loss of $4.4 million, or $2.7 million, net of tax.

                                13-9

Note 4.  Supplemental Balance Sheet Information -

Cash and marketable securities at December 31, 1994 and 1993 were as follows (in millions):

                                                            1994        1993
                                                          -------     -------

Cash                                                      $  15.7     $  14.7
Repurchase agreements, at cost which approximates market     14.0        25.0
United States Treasury notes, at amortized cost
  (market: 1993-$119.0)                                         -       115.3
                                                          -------     -------
                                                          $  29.7     $ 155.0
                                                          =======     =======

In 1993, the Company sold its investment in Litton common stock resulting in a $40.4 million gain, included in other income.

     Property and equipment at December 31, 1994 and 1993 were as follows (in millions):

                                                            1994        1993
                                                          -------     -------

Land                                                      $  28.9     $  30.2
Buildings                                                   229.8       233.4
Equipment and leasehold improvements                        597.2       563.7
                                                          -------     -------
                                                            855.9       827.3
Accumulated depreciation and amortization                  (551.6)     (508.5)
                                                          -------     -------
                                                          $ 304.3     $ 318.8
                                                          =======     =======


Accounts payable included $73.8 million at December 31, 1994 and $22.1 million at December 31, 1993 for checks outstanding in excess of cash balances.

     Accrued liabilities at December 31, 1994 and 1993 were as follows (in millions):

                                                            1994        1993
                                                          -------     -------

Salaries and wages                                        $  68.6     $  66.5
Advances and billings in excess of costs                     34.4        61.7
Other                                                       200.6       213.2
                                                          -------     -------
                                                          $ 303.6     $ 341.4
                                                          =======     =======

                                13-10

Note 5.  Shareholders' Equity -

The Company is authorized to issue 15 million shares of preferred stock, $1 par value. No preferred shares were issued or outstanding. In 1988, the Board of Directors authorized the purchase of up to five million shares of the Company's common stock. As of December 31, 1994, the Company had purchased and subsequently retired 1,432,000 shares.

     The Company has compensation plans which allow for issuance of restricted stock, stock options and stock appreciation rights covering an aggregate of 5,000,000 shares of the Company's common stock. Under the plans, options to purchase shares of the Company's common stock may be granted to certain key employees and may be incentive stock options or non-qualified stock options. If incentive stock options are granted, the exercise price of the options is the fair market value of the shares on the date of the grant. Non-qualified stock options may be granted with an exercise price below the fair market value of the shares on the date of the grant. Options are generally nontransferable and are exercisable in installments.

     Stock option activity for the year ended December 31, 1994 was as follows:

                                                 Number         Exercise
                                                Of Shares    Price Per Share
                                                ---------   -----------------

Outstanding at December 31, 1993                2,393,500   $19.625 - $26.875
  Granted                                       1,082,000             $16.375
  Exercised                                       (23,250)  $16.375 - $19.625
  Canceled                                       (175,875)  $16.375 - $26.875
                                                ---------
Outstanding at December 31, 1994                3,276,375   $16.375 - $25.125
                                                =========

The options granted to date are exercisable in installments beginning one and two years from the date of grant and expiring 10 or 11 years from the date of grant. As of December 31, 1994, options for 1,673,375 common shares were available for future grant and 1,077,000 of the stock options were exercisable. In 1994, the exercise price of certain options granted to employees other than the executive officers of the Company to purchase 1,171,500 shares of the Company's common stock was amended to $16.375 per share, which was the fair market value on the date of the amendment.

     In 1994, the Company's Board of Directors approved, subject to shareholder approval and New York Stock Exchange listing, the 1995 Non-Employee Director Stock Option Plan (the Stock Option Plan). The Stock Option Plan, which is available only to non-employee directors of the Company, allows for the issuance of stock options covering an immaterial number of shares of the Company's common stock.

                                13-11

Note 6.  Income Taxes -

The components of the net deferred tax asset at December 31, 1994 and 1993, were as follows (in millions):

                                                               1994      1993
                                                             -------  -------

Pension income                                               $(124.0) $(100.3)
Postretirement benefits                                        116.1    117.2
Long-term contracts                                             29.0     28.8
Inventory valuations                                            21.7     20.1
Self-insurance reserves                                         14.3     16.9
Vacation benefits                                               10.1     12.0
Other deferred assets                                           66.9     72.9
Other deferred liabilities                                     (28.4)   (20.6)
                                                             -------  -------
                                                             $ 105.7  $ 147.0
                                                             =======  =======

Provision (credit) for income taxes for the years ended December 31, 1994, 1993 and 1992 was as follows (in millions):

                                                       1994     1993    1992
                                                     ------   ------   ------

Current  - Federal                                   $(41.1)  $(20.1)  $ (6.3)
         - State                                        2.9      0.4      4.2
         - Foreign                                      2.0      1.5      0.8
                                                     ------   ------   ------
         - Total                                      (36.2)   (18.2)    (1.3)
                                                     ------   ------   ------

Deferred - Federal                                     40.3     49.3     36.1
         - State                                        0.6      9.4      6.3
                                                     ------   ------   ------
         - Total                                       40.9     58.7     42.4
                                                     ------   ------   ------

Provision for income taxes                           $  4.7   $ 40.5   $ 41.1
                                                     ======   ======   ======

Income (loss) before income taxes, extraordinary loss and cumulative effect of accounting changes included income (loss) from domestic operations of $(9.3) million in 1994, $113.7 million in 1993 and $86.7 million in 1992.

     In 1992, the Company changed its method of accounting for income taxes to comply with the provisions of SFAS No. 109. As a result, net income for 1992 included a charge of $10.0 million or $0.18 per share for the cumulative effect of accounting change.

                                13-12

Note 6.  Income Taxes (Continued) -

     Differences between the provision for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 1994, 1993 and 1992 were as follows (in millions):

                                                       1994     1993    1992
                                                     ------   ------   ------

Income tax at statutory federal rate                 $ (1.3)  $ 39.6   $ 29.6
Non-deductible settlement expenses                      4.7      0.5      6.0
State and local income taxes,
  net of federal income tax effect                      2.3      6.4      6.9
Foreign sales corporation exemption                    (1.9)    (2.5)    (2.4)
Effect of tax rate change                                 -     (4.6)       -
Other, net                                              0.9      1.1      1.0
                                                     ------   ------   ------
Provision for income taxes                           $  4.7   $ 40.5   $ 41.1
                                                     ======   ======   ======

The Omnibus Budget Reconciliation Act of 1993 increased the corporate federal income tax rate to 35 percent in 1993 from 34 percent in 1992. The tax law change resulted in the recognition of additional income by the Company due primarily to revaluing the Company's net deferred tax asset.

                                13-13

Note 7.  Pension Benefits

The Company sponsors defined benefit pension plans covering substantially all of its employees. Benefits are generally based on years of service and/or final average pay. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

  Components of pension expense (income) for the years ended December 31, 1994, 1993 and 1992 included the following (in millions):

                                                       Expense (Income)
                                                -----------------------------
                                                  1994       1993       1992
                                                ------      ------     ------

Service cost - benefits earned during the year  $ 31.2      $ 29.6     $ 42.6
Interest cost on benefits earned in prior years   64.2        68.4       67.6
Expected return on plan assets                  (111.8)     (106.1)    (102.6)
Net amortization of unrecognized amounts         (59.8)      (58.9)     (41.8)
                                                ------      ------     ------
  Pension income for defined benefit plans       (76.2)      (67.0)     (34.2)
Other                                             (2.9)        0.8       (3.7)
                                                ------      ------     ------

  Pension income                                $(79.1)     $(66.2)    $(37.9)
                                                ======      ======     ======


Actual return on plan assets was $(44.8) million in 1994, $174.1 million in 1993 and $136.3 million in 1992. Actuarial assumptions used to develop the components of pension expense (income) for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                                 1994        1993       1992
                                                 ----        ----       ----

Discount rate                                    7.00%       8.00%      6.75%
Rate of increase in future compensation levels   4.50%       4.50%      4.50%
Expected long-term rate of return on assets      6.00%       6.00%      6.00%

                                13-14

Note 7.  Pension Benefits (Continued) -

Plan assets in excess of projected benefit obligation at December 31, 1994 and 1993 were as follows (in millions):

                                                             1994      1993
                                                           --------  --------

Plan assets at fair value                                  $1,761.8  $1,893.2
                                                           --------  --------

Actuarial present value of benefit obligations:
  Vested benefit obligation                                   750.8     893.8
  Non-vested benefit obligation                                 5.0       8.6
                                                           --------  --------
  Accumulated benefit obligation                              755.8     902.4
  Additional benefits related to future
    compensation levels                                        78.1     133.6
                                                           --------  --------

  Projected benefit obligation                                833.9   1,036.0
                                                           --------  --------
Plan assets in excess of projected benefit obligation      $  927.9  $  857.2
                                                           ========  ========

Plan assets in excess of projected benefit obligation:
Included in balance sheet:
  Prepaid pension cost                                     $  332.7  $  280.3
  Other long-term liabilities                                 (12.5)    (25.3)

Not included in balance sheet:
  Unrecognized net gain due to experience different from
    that assumed and changes in the discount rate             400.5     353.4
  Unrecognized net asset at adoption of SFAS No. 87,
    net of amortization                                       234.5     273.5
  Unrecognized prior service cost                             (27.3)    (24.7)
                                                           --------  --------
Plan assets in excess of projected benefit obligation      $  927.9  $  857.2
                                                           ========  ========

Any reversion of pension plans' assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

     At December 31, 1994 and 1993, the plans' assets, which consisted primarily of fixed maturities, included debt obligations of the Company (primarily Teledyne 10% Subordinated Debentures) with a market value of $76.7 million and $81.0 million, respectively.

     A discount rate of 8.50 percent at December 31, 1994 and 7.00 percent at December 31, 1993 and a rate of increase in future compensation levels of 4.50 percent at December 31, 1994 and 1993 were used for the valuation of pension obligations.

                                13-15

Note 8.  Postretirement Benefits -

The Company provides postretirement health care and life insurance benefits, which are paid as incurred, to certain employees and their dependents meeting eligibility requirements. Most of the plans are of a defined benefit nature and are subject to deductibles, co-payment provisions and other limitations. Retiree contributions to the premium cost are generally required based on coverage type, plan and medicare eligibility. In many plans, company contributions toward premiums are capped based on the cost as of a certain date thereby creating a defined contribution. The Company generally reserves the right to change or eliminate the plans. Non-represented employees who commenced employment after January 1, 1986 and union represented employees who commence employment after the most recently negotiated labor agreement are not eligible for medical benefits upon retirement.

     Effective January 1, 1993, the Company changed its method of accounting for postretirement health care and life insurance benefits, as required by SFAS No.
106. This statement requires that the expected cost of providing postretirement health care and life insurance benefits be charged to expense during the years that the employees render service. Prior to 1993, the Company expensed the cost of these benefits as they were paid. The annual expense was $23.0 million in 1992 which has not been restated. As a result of adopting SFAS No. 106, the Company recorded a charge of $301.7 million or $185.6 million, net of tax, to recognize the accumulated postretirement benefit obligation at the date of adoption. The new accounting method has no effect on the Company's cash outlays for postretirement health care benefits.

     In 1994, $15.0 million of cash from excess pension assets were transferred under Section 420 of the Internal Revenue Code from the Company's defined benefit pension plans to the Company for reimbursement of 1994 retiree health care benefits. This cash transfer had no effect on operating results.

     Components of postretirement expense for the years ended December 31, 1994 and 1993 included the following (in millions):
                                                            Expense (Income)
                                                           ------------------
                                                            1994        1993
                                                           ------      ------

Service cost - benefits earned during the year             $  0.9      $  1.3
Interest cost on benefits earned in prior years              21.3        23.4
Net amortization of unrecognized amounts                     (2.1)          -
Other                                                           -        (1.8)
                                                           ------      ------
Postretirement expense                                     $ 20.1      $ 22.9
                                                           ======      ======

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.0 percent in 1994, gradually declining to 6.5 percent in the year 2011 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $33.5 million and the 1994 postretirement benefit expense by $2.5 million. A discount rate of 7.0 percent in 1994 and 8.0 percent in 1993 was used in determining the postretirement expense. A discount rate of 8.5 percent at December 31, 1994 and
7.0 percent at December 31, 1993 was used to determine the postretirement benefit obligation.

                                13-16

     Accumulated postretirement benefit obligations at December 31, 1994 and 1993 were as follows (in millions):

                                                            1994        1993
                                                           ------      ------
Accumulated present value of benefit obligations:
  Retirees                                                 $248.7      $278.1
  Other fully eligible plan participants                     13.2        30.2
  Other active plan participants                             11.6        27.7
                                                           ------      ------
Accumulated benefit obligation                             $273.5      $336.0
                                                           ======      ======

Accumulated benefit obligation:
Included in balance sheet:
  Current portion included in accrued liabilities          $ 22.5      $ 21.7
  Accrued postretirement benefits                           275.9       277.5

Not included in balance sheet:
  Unrecognized net loss (gain) due to experience different
    from that assumed and changes in the discount rate      (24.9)       36.8
                                                            -----      ------
Accumulated benefit obligation                             $273.5      $336.0
                                                           ======      ======

                                13-17

Note 9.  Realignment/Restructure -

In 1993, Teledyne undertook a major realignment which consolidated its operating companies. The realignment built on the 1991-1992 restructure which focused the Company on those businesses in which it has significant leadership roles. The 1991-1992 restructure consisted of the sale, closure or transfer of certain operations. The cost of restructuring included the estimated loss for those operations where the disposal or transfer was expected to result in a loss. For those operations where the disposal was expected to result in a gain, no gain was recognized until realized. The net effect of realignment/restructure, which is included in other income, was income of $2.5 million in 1994, a charge of $1.4 million in 1993 and income of $24.4 million in 1992.

                                13-18

Note 10.  Business Segments -

Teledyne is a diversified corporation comprised of companies which manufacture a wide variety of products. The Company's major business segments include aviation and electronics, specialty metals, industrial and consumer.

     Companies in the aviation and electronics segment produce piston and turbine engines for aircraft and land based vehicle applications, airframe structures, unmanned aerial vehicles, target drone systems, and equipment and subsystems for spacecraft and avionics. Other activities in this segment include the manufacture of electronic equipment, aircraft-monitoring and control systems for military and commercial applications, relays and other related products and systems. Products in the specialty metals segment include zirconium, titanium, high temperature nickel based alloys, high-speed and tool steels, tungsten and molybdenum. Other operations in this segment consist of processing, casting, rolling and forging metals. The industrial segment is comprised of companies that are involved in the design and/or manufacture of combat vehicles, diesel engines, crash fire rescue vehicles, material handling equipment, machine tools, dies and consumable tooling. The consumer segment manufactures oral hygiene products, shower massages, water and air purification systems, swimming pool and spa heaters, and provides other products and services.

     Information on the Company's business segments for the years ended December 31, 1994, 1993 and 1992 was as follows (in millions):

                                              1994         1993        1992
                                           --------      --------    --------
Sales:

Aviation and electronics:
  Continuing                               $  899.4      $  976.4    $1,045.5
  Discontinued                                148.5         180.6       311.5
                                           --------      --------    --------
                                            1,047.9       1,157.0     1,357.0
                                           --------      --------    --------
Specialty metals:
  Continuing                                  683.6         626.3       628.7
  Discontinued                                  1.7           8.0        24.1
                                           --------      --------    --------
                                              685.3         634.3       652.8
                                           --------      --------    --------
Industrial:
  Continuing                                  322.8         338.7       311.7
  Discontinued                                 18.9          48.6       243.1
                                           --------      --------    --------
                                              341.7         387.3       554.8
                                           --------      --------    --------
Consumer:
  Continuing                                  316.3         313.1       303.0
  Discontinued                                    -             -        20.0
                                           --------      --------    --------
                                              316.3         313.1       323.0
                                           --------      --------    --------
Total:
  Continuing                                2,222.1       2,254.5     2,288.9
  Discontinued                                169.1         237.2       598.7
                                           --------      --------    --------
                                           $2,391.2      $2,491.7    $2,887.6
                                           ========      ========    ========


The Company's backlog of confirmed orders was approximately $1.4 billion at December 31, 1994 and 1993. Backlog of the aviation and electronics segment was $850.7 million at December 31, 1994 and $1.0 billion at December 31, 1993.

                                13-19

Note 10.  Business Segments (Continued) -

     The Company's sales to the U.S. government were $775.2 million in 1994, $961.0 million in 1993 and $1.0 billion in 1992, including direct sales as prime contractor and indirect sales as subcontractor. Most of these sales were in the aviation and electronics segment. Sales by operations in the United States to customers in other countries were $381.3 million in 1994, $371.3 million in 1993 and $492.3 million in 1992. Sales between business segments, which were not material, generally were priced at prevailing market prices.


                                                  1994       1993      1992
                                                --------   -------   --------
Income (Loss) before Taxes, Extraordinary Loss and Cumulative Effect of Accounting Changes:

Aviation and electronics:
  Continuing                                    $   (2.2)  $  49.5   $   56.0
  Discontinued                                     (35.8)    (13.6)      39.3
  Pension income                                    15.9      14.0       (1.1)
                                                --------   -------   --------
                                                   (22.1)     49.9       94.2
                                                --------   -------   --------
Specialty metals:
  Continuing                                        28.6      33.9       28.0
  Discontinued                                       1.4       4.0       (6.9)
  Pension income                                    17.0       9.7        3.9
                                                --------   -------   --------
                                                    47.0      47.6       25.0
                                                --------   -------   --------
Industrial:
  Continuing                                        13.5      15.1       11.6
  Discontinued                                      (0.9)      1.6        9.5
  Pension income                                    42.5      38.8       34.1
                                                --------   -------   --------
                                                    55.1      55.5       55.2
                                                --------   -------   --------
Consumer:
  Continuing                                        22.2      21.5       27.5
  Discontinued                                      (2.8)      2.0        3.8
  Pension income                                     0.3       0.5       (0.6)
                                                --------   -------   --------
                                                    19.7      24.0       30.7
                                                --------   -------   --------
Total:
  Continuing                                        62.1     120.0      123.1
  Discontinued                                     (38.1)     (6.0)      45.7
                                                --------   -------   --------
                                                    24.0     114.0      168.8
                                                --------   -------   --------
Corporate expense:
  Salaries and benefits                            (21.2)    (23.9)     (23.6)
  Other                                            (52.3)    (52.4)     (44.5)
Interest expense                                   (43.5)    (45.1)     (56.2)
Pension income                                      79.1      66.2       37.9
Other income                                        10.2      54.5        4.6
                                                --------   -------   --------
                                                $   (3.7)  $ 113.3   $   87.0
                                                ========   =======   ========

Discontinued results include the estimated realignment/restructure cost, before pension income, and results of operations sold at a gain, as well as those gains. As a result of the January 1995 sale of Teledyne Electronic Systems, sales and operating results for the unit have been reclassified and are presented in discontinued results of the aviation and electronics segment.

     Operating results of continuing operations for the aviation and electronics segment included income of approximately $6 million and charges of approximately $16 million in 1993 and $25 million in 1992 on fixed-price development and initial production contracts. Discontinued results included provision for

                                13-20

Note 10.  Business Segments (Continued) -

losses on fixed-price development and initial production contracts of approximately $12 million in 1994 and $4 million in 1993.

     Operating results of continuing operations for the aviation and electronics segment were adversely impacted by charges of $88.8 million in 1994, $3.6 million in 1993 and $19.7 million in 1992 to resolve certain U.S. government contracting matters. Discontinued results for the aviation and electronics segment included charges of $35.0 million in 1994 and $13.0 million in 1993 to resolve certain U.S. government contracting matters. Operating results of continuing operations for the specialty metals segment included a charge of $13.0 million in 1994 related to U.S. government export investigations as discussed in Note 11 to the accompanying consolidated financial statements.

     Teledyne's non-cash pension income results primarily from the amortization into income of the excess of plan assets over the estimated obligation. The amount recorded reflects the extent to which this non-cash income exceeds the current year's net cost of providing benefits.


                                             1994         1993         1992
                                           --------     -------      --------
Depreciation and Amortization:

Aviation and electronics                   $   19.1     $  22.0      $   23.3
Specialty metals                               28.3        27.9          28.5
Industrial                                      8.1         9.0          12.8
Consumer                                        7.7         6.9           6.8
Corporate                                       7.0         6.9           7.7
                                           --------     -------      --------
                                           $   70.2     $  72.7      $   79.1
                                           ========     =======      ========

Capital Expenditures:

Aviation and electronics                   $   15.8     $  22.8      $   20.5
Specialty metals                               26.6        35.0          29.3
Industrial                                      6.2         5.2           8.8
Consumer                                       11.1         9.9           7.8
Corporate                                       4.8         8.3           3.2
                                           --------     -------      --------
                                           $   64.5     $  81.2      $   69.6
                                           ========     =======      ========

Identifiable Assets:

Aviation and electronics                   $  299.7     $ 284.6      $  296.2
Specialty metals                              315.6       288.0         283.6
Industrial                                    114.1       113.1         145.3
Consumer                                      117.1       105.4         100.8
Corporate                                     631.2       686.7         710.0
                                           --------     --------     --------
                                           $1,477.7     $1,477.8     $1,535.9
                                           ========     ========     ========

                                13-21

Note 11.  Commitments and Contingencies -

Rental expense under operating leases was $26.8 million in 1994, $27.0 million in 1993 and $27.9 million in 1992. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of December 31, 1994, are as follows: $17.6 million in 1995, $14.9 million in 1996, $11.5 million in 1997, $10.3 million in 1998, $8.8 million in 1999 and
$45.5 million thereafter.

     On August 15, 1990, federal agents executed a search warrant on and removed a number of documents relating to government-furnished materials from the Company's former Teledyne Neosho unit. In addition, several Teledyne Neosho employees received subpoenas to testify before a federal grand jury. As previously reported, the Company is further informed that it has been named as a defendant in a civil action filed pursuant to the False Claims Act in the U.S. District Court for the Western District of Missouri concerning Teledyne Neosho. The case remains under seal. The Company does not possess sufficient information to determine whether the Company will sustain a loss in these matters, or to reasonably estimate the amount of any such loss. Consequently, the Company has not been able to identify the existence of a material loss contingency arising therefrom.

     The Company is defending a civil action filed on behalf of the U.S. government pursuant to the False Claims Act alleging generally that the Company's Teledyne Relays and Teledyne Solid State units falsified test certifications for switching devices supplied to the government. The plaintiff seeks treble the damages allegedly sustained by the United States together with civil penalties of $5,000 to $10,000 for any false certification made. In addition to the claims alleged under the False Claims Act, plaintiff alleges three causes of action for wrongful termination under federal and state laws. The government intervened in the action on March 4, 1994, and the matter was unsealed on July 29, 1994. On October 4, 1994, plaintiff Charlie J. Hill and the Company reached a partial settlement of the matter for $1.125 million. The government approved the partial settlement and subsequently, on December 20, 1994, withdrew from the case. Based on an internal review, and after consultation with counsel, the Company does not possess sufficient information to determine whether it will sustain a further loss in this matter, or to reasonably estimate the amount of any such loss. Consequently, the Company has not been able to identify the existence of a material loss contingency arising therefrom.

     On May 26, 1993, a grand jury impaneled by the United States District Court for the Southern District of Florida returned an indictment in connection with a U.S. government investigation of alleged violations of the U.S. export control laws. The indictment includes charges against the Company's Teledyne Wah Chang Albany unit and two of its employees relating to the sale of zirconium to a South American industrialist. At an arraignment on June 14, 1993, the Company entered a plea of not guilty. On March 22, 1994, the Court dismissed five of the seven charges brought against Teledyne Wah Chang Albany. If the Company were found guilty of the remaining two charges, it could face fines totalling up to $3.55 million.

     On July 13, 1994, a grand jury impaneled by the United States District Court for the District of Columbia returned an indictment against four corporations and two individuals, including the Company's Teledyne Wah Chang Albany unit and one of its employees. The indictment stems from a U.S. government investigation of alleged violations of the U.S. export control laws relating to a 1988 sale of zirconium to Extraco, Ltd., a Greek company. The Company entered a plea of not guilty on August 5, 1994. According to a press

                                13-22
release issued by the government, "the corporate defendants face fines in excess of $20 million" if convicted of all charges.

     As a result of the May 26, 1993, indictment, the United States Department of State temporarily suspended Teledyne Wah Chang Albany, effective July 26, 1993, from receiving licenses for export of products and services on the munitions list. This suspension will not have a material adverse affect on the financial condition of the Company. However, in the event of a conviction in either of the two cases, Teledyne Wah Chang Albany and (although considered unlikely) conceivably the Company would be subject to debarment for a period of up to three years from receiving licenses for the export of products and services on the munitions list. In addition, the United States Department of Commerce could suspend Teledyne Wah Chang Albany and (although considered unlikely) conceivably the Company for up to ten years from eligibility for commercial export licenses. Finally, should the United States Department of Defense determine that Teledyne Wah Chang Albany is not a "presently responsible contractor," Teledyne Wah Chang Albany, and (although again considered unlikely) conceivably the Company, could be temporarily suspended or, in the event of a conviction, could be debarred for up to three years from receiving new government contracts or government-approved subcontracts.

     The Company has established a reserve in the amount of $13 million in connection with negotiations for the resolution of the Teledyne Wah Chang matters. While there is no assurance that the negotiations will be concluded satisfactorily, management does not believe that additional liability incurred, if any, in connection with the ultimate outcome of these matters is likely to have a material adverse effect on the financial condition of the Company.

     The Company has made voluntary disclosures to the U.S. government of government contracting irregularities discovered in certain of its current or former business units. The Company has cooperated with the government in the investigation of these matters, and management does not believe that the outcome of these matters is likely to have a material adverse effect on the financial condition of the Company.

     The Company learns from time to time that it has been named as a defendant in lawsuits which are filed under seal pursuant to the False Claims Act. These matters remain under seal, and management does not possess sufficient information to determine whether the Company will sustain a loss in these matters, or to reasonably estimate the amount of any such loss.
Consequently, the Company has not been able to identify the existence of a material loss contingency arising therefrom.

     For further information concerning government contract matters, and for a discussion of environmental matters, see Management's Discussion and Analysis of Financial Condition and Results of Operation .

                                13-23

Note 12. Subsequent Events -

On January 4, 1995, the Company's Board of Directors adopted a Stockholder Rights Plan (the Plan). In accordance with the Plan, the Board of Directors declared a dividend of one purchase right for each outstanding common share. These rights have no current value and their distribution is not taxable to stockholders. If a person or group, without the prior approval of the Company's Board of Directors, becomes the beneficial owner of 15 percent or more of the Company's outstanding common stock, each right, except any such rights held by the non-approved acquiror (or its affiliates or transferees), will entitle the holder to purchase a number of shares of the Company's common stock that has a then-current market value of twice the exercise price of the right, which is $75 (subject to adjustment). In addition, if, after such an event, the Company is involved in a business combination with, or sells 50 percent or more of its assets or earning power to, the non-approved acquiror (or any other person if the transaction does not treat all stockholders alike), each right, except any such rights held by the non-approved acquiror (or its affiliates or transferees), will entitle the holder to buy a number of shares of the voting stock of the other party to the transaction that has a then-current market value of twice the exercise price. The Plan and the rights will expire on January 4, 2005. The rights may be redeemed by the Board of Directors for $0.01 per right at any time prior to the occurrence of the first triggering event described above or prior to the expiration of the rights.

     On January 6, 1995, the Company sold substantially all of the business and assets of Teledyne Electronic Systems to Litton Industries, Inc. for cash. The transaction did not include Teledyne Electronic Systems' Lewisburg, Tenn. operations, its commercial encryption business or any real estate. The transaction, which will result in an after-tax gain of approximately $30 million, will be recorded in the Company's first quarter 1995 results.

                                13-24

                       SELECTED QUARTERLY FINANCIAL DATA

               (In millions except per share and share amounts)

Quarterly financial data for 1994 and 1993 were as follows:

                                             Quarter Ended
                          ----------------------------------------------------
                           March 31     June 30     September 30   December 31
                          ----------   ----------   ------------   -----------
1994 -

Sales                     $    572.9   $    595.8    $    578.1    $    644.4
                          ==========   ==========    ==========    ==========

Gross profit              $    137.8   $    144.3    $    146.3    $    175.0
                          ==========   ==========    ==========    ==========

Net income (loss)         $    (55.1)  $     11.0    $     19.3    $     16.4
                          ==========   ==========    ==========    ==========

Net income (loss)
  per share               $    (0.99)  $     0.19    $     0.35    $     0.30
                          ==========   ==========    ==========    ==========

Average shares
  outstanding             55,441,455   55,442,048    55,446,334    55,455,347
                          ==========   ==========    ==========    ==========

1993 -

Sales                     $    636.5   $    624.4    $    597.9    $    632.9
                          ==========   ==========    ==========    ==========

Gross profit              $    144.6   $    146.2    $    138.4    $    144.6
                          ==========   ==========    ==========    ==========

Income, after tax, before
  extraordinary loss and
  cumulative effect
  of accounting change    $     33.8   $      8.1    $     15.2    $     15.7

Extraordinary loss on
  redemption of debt            (3.7)           -             -             -

Cumulative effect of
  accounting change           (185.6)           -             -             -
                          ----------   ----------    ----------    ----------

Net income (loss)         $   (155.5)  $      8.1    $     15.2    $     15.7
                          ==========   ==========    ==========    ==========

Income (loss) per share:

  Income, after tax, before
    extraordinary loss and
    cumulative effect of
    accounting change     $     0.61   $     0.15    $     0.27    $     0.28

  Extraordinary loss on
    redemption of debt         (0.07)           -             -             -

  Cumulative effect of
    accounting change          (3.35)           -             -             -
                          ----------   ----------     ---------    ----------

  Net income (loss)
    per share             $    (2.81)  $     0.15    $     0.27    $     0.28
                          ==========   ==========    ==========    ==========

Average shares
  outstanding             55,412,889   55,413,845    55,418,265    55,437,619
                          ==========   ==========    ==========    ==========

                                13-25

                       SELECTED QUARTERLY FINANCIAL DATA

The results for 1994 were adversely affected by charges of $112.5 million in the first quarter, $11.3 million in the second quarter and $13.0 million in the fourth quarter, to resolve certain U.S. government investigations.

     Operating profit before tax for 1994 included provisions for losses of approximately $6 million for the year and income of $9 million for the fourth quarter on fixed-price development and initial production contracts.

     Non-cash pension income before tax increased to $19.0 million in the 1994 first quarter from $16.8 million in 1993, $18.7 million in the 1994 second quarter from $16.8 million in 1993, $18.9 million in the 1994 third quarter from $15.9 million in 1993, and $22.5 million in the 1994 fourth quarter from $16.7 million in 1993 due primarily to a reduction in the number of employees during 1993 and an increased expected return on pension assets, partially offset by a decrease in the discount rate, to seven from eight percent, used to calculate the pension benefit obligation.

     During the first quarter of 1993, the Company redeemed at par $100 million of its 10% Subordinated Debentures resulting in an extraordinary loss of $3.7 million.

     During the first quarter of 1993, the Company changed its method of accounting for post-retirement health care and life insurance benefits to comply with the provisions of SFAS No. 106. The cumulative effect of the accounting change resulted in a charge to net income of $185.6 million, or $3.35 per share.

     Net loss for the first quarter of 1993 includes a gain on sale of Litton common stock of $24.2 million.

     Operating profit before tax for 1993 included a realignment/restructure charge of $8.2 million in the second quarter and income of $6.8 million in the fourth quarter.

     Operating profit before tax for the second and fourth quarters of 1993 was reduced by a charge of $10.0 million and $5.1 million, respectively, to resolve certain U.S. government contracting matters.

     The Omnibus Budget Reconciliation Act of 1993, enacted in the third quarter retroactive to January 1, 1993, increased the corporate federal income tax rate to 35 percent from 34 percent. The tax law change resulted in the recognition in the 1993 third quarter of $3.9 million of additional income by the Company due primarily to revaluing the Company's net deferred tax asset.

     For 1993, operating profit before tax included provisions for losses on fixed-price development and initial production contracts of approximately $20 million, of which $15 million was recorded in the fourth quarter.

     The Company paid cash dividends of $0.20 per share for each quarter in 1993.

                                13-26

                             SELECTED FINANCIAL DATA
                   For the Five Years Ended December 31, 1994
                     (In millions except per share amounts)

                              1994       1993        1992       1991       1990
                           --------   ---------   --------   --------   --------
Sales:
  Continuing               $2,222.1   $ 2,254.5   $2,288.9   $2,298.3   $2,357.7
  Discontinued                169.1       237.2      598.7      908.5    1,088.1
                           --------   ---------   --------   --------   --------
                           $2,391.2   $ 2,491.7   $2,887.6   $3,206.8   $3,445.8
                           ========   =========   ========   ========   ========

Income (loss), after tax,
  before extraordinary loss,
  cumulative effect of
  accounting changes and
  discontinued insurance
  operations               $   (8.4)  $    72.8   $   45.9   $  (25.4)  $   69.2

Extraordinary loss on
  redemption of debt              -        (3.7)      (2.7)         -          -

Cumulative effect of
  accounting changes              -      (185.6)     (10.0)         -          -

Income of discontinued
  insurance operations            -           -          -          -       25.6
                           --------   ---------   --------   --------   --------

Net income (loss)          $   (8.4)  $  (116.5)  $   33.2   $  (25.4)  $   94.8
                           ========   =========   ========   ========   ========

Income (loss) per share:
  Income (loss), after tax,
    before extraordinary
    loss, cumulative effect
    of accounting changes
    and discontinued
    insurance operations   $  (0.15)  $    1.32   $   0.83   $  (0.46)  $   1.25

  Extraordinary loss on
    redemption of debt            -       (0.07)     (0.05)         -          -

  Cumulative effect of
    accounting changes            -       (3.35)     (0.18)         -          -

  Discontinued insurance
    operations                    -           -          -          -       0.46
                           --------   ---------   --------   --------   --------

  Net income (loss)
    per share              $  (0.15)  $   (2.10)  $   0.60   $  (0.46)  $   1.71
                           ========   =========   ========   ========   ========

Working capital            $  292.2   $   355.2   $  488.2   $  505.0   $  601.8
                           ========   =========   ========   ========   ========

Long-term debt             $  356.6   $   356.6   $  449.7   $  497.1   $  510.6
                           ========   =========   ========   ========   ========

Assets                     $1,477.7   $ 1,477.8   $1,535.9   $1,719.4   $1,676.3
                           ========   =========   ========   ========   ========

Shareholders' equity       $  273.0   $   280.5   $  441.1   $  453.9   $  523.5
                           ========   =========   ========   ========   ========

                                13-27

Net income (loss) included non-cash pension income after tax of $47.9 million in 1994, $40.1 million in 1993, $23.3 million in 1992, $17.3 million in 1991 and
$14.3 million in 1990.

     Net loss for 1994 included charges of $88.0 million in 1994, $10.7 million in 1993 and $19.0 million in 1992 to resolve certain U.S. government investigations.

     Net loss for 1993 included a charge of $185.6 million or $3.35 per share for the cumulative effect of a change in accounting for postretirement health care and life insurance benefits and a gain on sale of Litton common stock of $24.2 million.

     During 1993, the Company redeemed at par $100 million of its 10% Subordinated Debentures resulting in an extraordinary loss of $3.7 million. In 1992, the Company redeemed at par $50 million ($46.7 million net of treasury) of its 10% Subordinated Debentures resulting in an extraordinary loss of $2.7 million.

     In 1991, the Company announced a restructuring plan that included the sale, closure or transfer of certain operations. Income before tax included income of $24.4 million in 1992 and a charge of $107.6 million in 1991 for the effect of restructuring.

     Effective January 1, 1992, the Company changed its method of accounting for income taxes to comply with the provisions of SFAS No. 109. The cumulative effect of the accounting change was a charge of $10.0 million or $0.18 per share. Prior year financial statements have not been restated.

     In 1990, Teledyne distributed to its shareholders all of the outstanding common stock of Unitrin, Inc., the parent company of Teledyne's former insurance and finance subsidiaries.

     The Company paid cash dividends of $0.80 per share for all years presented prior to 1994.

                                13-28

Management's Discussion and Analysis of Financial Condition and Results of Operations

Teledyne is a diversified manufacturing corporation serving customers worldwide through 18 operating companies focused in four business segments: Aviation and Electronics; Specialty Metals; Industrial; and Consumer.

Results of Operations

Sales and operating profit for the Company's four business segments are presented separately in the tables below for continuing results, discontinued results and pension income (in millions):

Aviation and Electronics
                                            1994         1993         1992
                                         ----------   ----------   ----------
Sales:
  Continuing                             $    899.4   $    976.4   $  1,045.5
  Discontinued                                148.5        180.6        311.5
                                         ----------   ----------   ----------
                                         $  1,047.9   $  1,157.0   $  1,357.0
                                         ==========   ==========   ==========
Operating Profit (Loss):
  Continuing                             $     (2.2)  $     49.5   $     56.0
  Discontinued                                (35.8)       (13.6)        39.3
  Pension income                               15.9         14.0         (1.1)
                                         ----------   ----------   ----------
                                         $    (22.1)  $     49.9   $     94.2
                                         ==========   ==========   ==========

Sales from continuing operations decreased $77.0 million in 1994 and $69.1 million in 1993 but increased $24.5 million in 1992. Sales decreased in 1994 as a result of declining orders due to reduced government spending for defense, and the winding down and restructuring of certain military programs. These 1994 sales declines primarily affected systems engineering contracts, airframe structures, ground power generators, unmanned aerial vehicles and other military hardware. Increased sales of aircraft engines for the general aviation market, tents for the U.S. armed forces and electronic countermeasure equipment for the international market partially offset the 1994 sales declines. Sales declined in 1993 primarily as a result of winding down of certain U.S. and foreign military programs, declining orders due to reduced defense spending and softness in non-military markets. Sales increased in 1992 primarily due to sales of unmanned aerial vehicles and airframe structures.

     Excluding charges of $88.8 million in 1994, $3.6 million in 1993 and $19.7 million in 1992 to resolve certain U.S. government contracting matters, operating profit from continuing operations increased $33.5 million for 1994, decreased $22.6 million for 1993 and increased $54.5 million for 1992.
Operating results from continuing operations on fixed-priced development and initial production contracts for 1994 included income of approximately $6 million primarily due to the partial reversal of estimated losses as a result of termination of certain contracts by the U.S. government. In addition, operating results for 1994 were positively affected by increased earnings on general aviation engine rebuilds and electronic components and subsystems. The increase in 1994 profit was partially offset by the decline in sales. Operating profit from continuing operations decreased in 1993 primarily due to the decrease in sales discussed above and higher costs related to government contracting issues. For 1992, operating profit from continuing operations increased due primarily to improved performance on fixed-price development and initial production contracts and the sales increases discussed above. Operating results of continuing operations included charges of approximately $16 million in 1993 and $25 million in 1992 on fixed-price development and initial production contracts.

                                13-29

     In January 1995, the Company sold substantially all of the business and assets of Teledyne Electronic Systems to Litton Industries, Inc. Sales and operating results for the unit, including charges to resolve government contracting issues, have been reclassified and are presented in discontinued results of the aviation and electronics segment. Discontinued results for 1994 and 1993 included charges of $35.0 million and $13.0 million, respectively, to resolve certain U.S. government contracting matters. Discontinued results included provision for losses on fixed-price development and initial production contracts of approximately $12 million in 1994 and $4 million in 1993.

Specialty Metals
                                            1994         1993         1992
                                         ----------   ----------   ----------
Sales:
  Continuing                             $    683.6   $    626.3   $    628.7
  Discontinued                                  1.7          8.0         24.1
                                         ----------   ----------   ----------
                                         $    685.3   $    634.3   $    652.8
                                         ==========   ==========   ==========
Operating Profit (Loss):
  Continuing                             $     28.6   $     33.9   $     28.0
  Discontinued                                  1.4          4.0         (6.9)
  Pension income                               17.0          9.7          3.9
                                         ----------   ----------   ----------
                                         $     47.0   $     47.6   $     25.0
                                         ==========   ==========   ==========

Sales from continuing operations increased $57.3 million in 1994. The improvement in sales was primarily due to the general recovery in the economy particularly in the land-based transportation, aerospace and power generation markets. Sales declined $2.4 million in 1993 primarily due to the depressed aerospace market partially offset by improved sales of zirconium for a naval ship propulsion program and increased sales at start-up facilities. For 1992, sales declined $63.9 million primarily as a result of a decline in sales of tungsten carbide products and the general economic slowdown.

     Excluding a charge of $13.0 million related to U.S. government export investigations, operating profit from continuing operations increased $7.7 million in 1994 due primarily to the improved sales performance discussed above, improved margins for high speed and tool steels and strong performance of tungsten-based and thin rolled products. Improved operating profit for 1994 was reduced by approximately $4 million due to increased environmental costs. In addition, lower margins on zirconium and nickel-based products, and costs associated with increasing titanium production capacity adversely affected operating profit. Despite the decline in sales, operating profit improved $5.9 million in 1993 primarily as a result of improved performance at start-up facilities and increased sales of zirconium. Operating profit declined $30.7 million in 1992 due primarily to the decline in sales discussed above and increased start-up costs of new plants.

Industrial
                                            1994         1993         1992
                                         ----------   ----------   ----------
Sales:
  Continuing                             $    322.8   $    338.7   $    311.7
  Discontinued                                 18.9         48.6        243.1
                                         ----------   ----------   ----------
                                         $    341.7   $    387.3   $    554.8
                                         ==========   ==========   ==========
Operating Profit (Loss):
  Continuing                             $     13.5   $     15.1   $     11.6
  Discontinued                                 (0.9)         1.6          9.5
  Pension income                               42.5         38.8         34.1
                                         ----------   ----------   ----------
                                         $     55.1   $     55.5   $     55.2
                                         ==========   ==========   ==========

                                13-30

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Sales from continuing operations decreased $15.9 million in 1994 primarily due to lower sales related to military vehicle development and pressure relief valves. However, sales related to crash fire rescue vehicles, nitrogen cylinder systems for the metal stamping industry, material handling equipment for major retailers and distributors, and tank engines increased in 1994. Sales increased $27.0 million in 1993 due primarily to increased sales of tank engines and sales related to military vehicle development. In addition, both nitrogen cylinder systems and materials handling equipment provided strong performance in 1993. The $34.0 million sales increase for 1992 primarily resulted from increased sales related to military vehicle development.

     Operating profit from continuing operations decreased $1.6 million in 1994 due primarily to the decline in sales of pressure relief valves, bid and proposal costs on a new land vehicle program, cost overruns on the crash fire rescue vehicle program and plant rationalization expenses. Operating profit related to nitrogen cylinder systems and tank engines increased in 1994. Operating profit from continuing operations increased $3.5 million in 1993 primarily as a result of the changes in sales discussed above. For 1992, operating profit from continuing operations decreased $6.2 million due to the effects of the general economic slowdown partially offset by increased sales of lower margin products.

Consumer
                                            1994         1993         1992
                                         ----------   ----------   ----------
Sales:
  Continuing                             $    316.3   $    313.1   $    303.0
  Discontinued                                    -            -         20.0
                                         ----------   ----------   ----------
                                         $    316.3   $    313.1   $    323.0
                                         ==========   ==========   ==========
Operating Profit (Loss):
  Continuing                             $     22.2   $     21.5   $     27.5
  Discontinued                                 (2.8)         2.0          3.8
  Pension income                                0.3          0.5         (0.6)
                                         ----------   ----------   ----------
                                         $     19.7   $     24.0   $     30.7
                                         ==========   ==========   ==========

Sales from continuing operations increased $3.2 million in 1994 and $10.1 million in 1993 but decreased $4.0 million in 1992. Sales in 1994 increased in shower, pool heater and commercial heating systems products, but decreased in heating elements sold to original equipment manufacturers and were impacted by the completion in 1993 of a distribution arrangement to sell engines for an operation sold in 1992. Sales improved in 1993 primarily due to increased sales of pool heaters, residential and commercial heating systems, promotional drinkware and filtration products. For 1992, sales declines were primarily experienced in oral health and metal tube products.

    Operating profit from continuing operations for 1994 was comparable to 1993 and was impacted by the sales variances discussed above. In addition, operating profit for 1994 was adversely impacted by new product development costs on oral health and water filtration products and plant rationalization expenses. Operating profit from continuing operations decreased $6.0 million for 1993 primarily due to new product start-up costs and increased promotional expenses. Operating profit from continuing operations for 1992 was comparable with 1991.

                                13-31

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Discontinued Results

Discontinued results include the estimated cost of realignment/restructure, discussed below, before pension income and results of operations sold at a gain, as well as those gains.

Corporate Expense

Corporate expense for salaries and benefits decreased $2.7 million in 1994 and increased $0.6 million in 1993 and $0.5 million in 1992.

    Other corporate expense for 1994 was comparable to 1993 and increased $7.7 million in 1993 and 1992. For 1994, corporate expenses for legal, contract compliance audits and insurance declined, offset by insurance recoveries received in 1993 related to environmental matters. In 1993, increased insurance, legal, international marketing and contract compliance audit expenses partially offset recoveries from insurance carriers for environmental matters. For 1992, increased legal and international marketing expenses were partially offset by a decline in insurance costs.

Pension Income

Teledyne's non-cash pension income results primarily from the amortization into income of the excess of plan assets over the estimated obligation. The amount recorded reflects the extent to which this non-cash income exceeds the current year's net cost of providing benefits. Pension income before tax increased to $79.1 million in 1994 from $66.2 million in 1993 and $37.9 million for 1992. The increase in 1994 was a result of a reduction in the number of employees during 1993 and an increased expected return on pension assets, partially offset by a decrease in the discount rate, to seven from eight percent, used to calculate the pension benefit obligation. The increase in 1993 was due primarily to a change in the discount rate used to calculate the pension benefit obligation. Any reversion of pension plans' assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

    In 1994, $15.0 million of cash from excess pension assets were transferred under Section 420 of the Internal Revenue Code from the Company's defined benefit pension plans to the Company for reimbursement of 1994 health care benefits. This cash transfer had no effect on operating results.

Litton Gain

In 1993, the Company sold its investment in Litton common stock resulting in a $40.4 million gain, included in other income.

Realignment/Restructure

In 1993, Teledyne undertook a major realignment which consolidated its operating companies and eliminated 1,200 management and support positions. The realignment builds on the 1991-1992 restructure which focused the Company on those businesses in which it has significant leadership roles. The 1991-1992 restructure consisted of the sale, closure or transfer of certain operations. The net effect of realignment/restructure, which is included in other income, was income of $2.5 million in 1994, a charge of $1.4 million in 1993, income of $24.4 million in 1992 and a charge of $107.6 million in 1991.

                                13-32

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Provision (Credit) for Income Taxes

The Company's effective income tax rate increased in 1994 and 1992 primarily as a result of government settlement expenses, which were not deductible for tax purposes.

    The Omnibus Budget Reconciliation Act of 1993 increased the corporate federal income tax rate to 35 percent in 1993 from 34 percent in 1992. The tax law change resulted in the recognition of additional income of $4.6 million in 1993 by the Company due primarily to revaluing the Company's net deferred tax asset.

    In 1992, the Company changed its method of accounting for income taxes to comply with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109. As a result, net income for 1992 included a charge of $10.0 million for the cumulative effect of the accounting change. Prior year consolidated financial statements were not restated.

    The Company has determined, based on its history of operating earnings, available carrybacks, expectations of future operating earnings and potential tax planning strategies, as well as the extended period of time over which the postretirement benefits obligation will be paid, that it is more likely than not that the deferred tax assets at December 31, 1994 will be realized.

Postretirement Benefits

Effective January 1, 1993, the Company changed its method of accounting for postretirement health care and life insurance benefits, as required by SFAS No.
106. This statement required that the expected cost of providing postretirement health care and life insurance benefits be charged to expense during the years that the employees render service. Prior to 1993, the Company expensed the cost of these benefits as they were paid. As a result of adopting SFAS No. 106, the Company recorded a charge in 1993 of $301.7 million or $185.6 million, net of tax, to recognize the accumulated postretirement benefit obligation at the date of adoption. The new accounting method has no effect on the Company's cash outlays for postretirement health care and life insurance benefits.

Financial Condition

Shareholders' equity decreased $7.5 million in 1994 as a result of the net loss of $8.4 million and decreased $160.6 million in 1993 as a result of the net loss of $116.5 million and cash dividends of $44.3 million. Shareholders' equity decreased in 1992 primarily as a result of cash dividends in excess of net income. The Company has been able to meet all cash requirements during the past five years with cash generated from operations or through borrowings, and is not aware of any impending cash requirements or capital commitments which could not be met by internally generated funds or the utilization of existing credit lines. During 1994, the Company entered into credit agreements providing a total commitment of $148.0 million for up to three years which the Company may use for borrowings or letters of credit ($75.0 million letters of credit sublimit). The agreements contain restrictive covenants including those relating to net worth, investments, asset sales and material changes in lines of business. No amounts were borrowed under these lines during 1994. The Company redeemed at par $100 million in 1993 and $50 million in 1992 of its 10% Subordinated Debentures.

                                13-33

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

    In 1994, the Company settled with the U.S. government two civil cases relating to its Teledyne Relays and Systems units. In connection with the settlement, the Company paid the U.S. government $56.25 million in the second quarter of 1994 and agreed to pay an additional $56.25 million in two installments in March and September 1995. The deferred payments, evidenced by promissory notes, incurred interest at 6.75% and were secured by irrevocable letters of credit. In the 1994 fourth quarter, the Company prepaid the $56.25 million due in 1995.

     On January 6, 1995, the Company received cash of $60.1 million on the sale of substantially all of the business and assets of Teledyne Electronic Systems to Litton Industries, Inc. The transaction will result in a 1995 first quarter gain of approximately $30 million.

Other Matters

Government Contracts

Company subsidiaries perform work on a substantial number of defense contracts with the U.S. government. Many of these contracts include price redetermination clauses, and most are terminable at the convenience of the government. Certain of these contracts are fixed-price or fixed-price incentive development contracts. There is substantial risk on such contracts that costs may exceed those expected when the contracts were negotiated. Absent modification of these contracts, any costs incurred in excess of the fixed or ceiling prices must be borne by the Company. In addition, virtually all defense programs are subject to curtailment or cancellation due to the annual nature of the government appropriations and allocations process. A material reduction in U.S. government appropriations for defense programs may have an adverse effect on the Company's business, depending upon the specific defense programs affected by any such reduction.

    As a result of contract funding constraints and reprioritization of defense programs, certain of the Company's defense contracts have either been terminated or reduced in scope. The Company has significant claims for cost reimbursement in connection with two of these contracts which, net of revisions to estimates to complete, will total approximately $32 million. However, there is no assurance that these matters will be resolved in favor of the Company.

    The Company, like other government contractors, has been and is subject from time to time to various audits, reviews and investigations relating to the Company's compliance with federal and state laws. Generally, claims arising out of these government inquiries are resolved without resort to litigation. However, should the unit involved be charged with wrongdoing, or should the U.S. government determine that the unit is not a "presently responsible contractor," that unit, and conceivably the Company, could be temporarily suspended or, in the event of a conviction, could be debarred for up to three years from receiving new government contracts or government-approved subcontracts.
Given the extent of the Company's business with the U.S. government, a suspension or debarment of the Company could have a material adverse effect on the future operating results and consolidated financial condition of the Company. However, although the outcome of government inquiries cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company that is likely to result in suspension or debarment of the Company, or

                                13-34

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

that is otherwise likely to have a material adverse effect on the Company's financial condition.

    For additional discussion of government contract matters, see Note 11 to the accompanying consolidated financial statements.

Environmental

The Company is subject to various federal, state and local laws and regulations concerning the environment, and is currently involved in the investigation and remediation of a number of sites under these laws. It is difficult to estimate the timing and ultimate amount of environmental costs which may be incurred by the Company in connection with these proceedings due to uncertainties with respect to the availability of information concerning each site and the status of the law, regulations and technology. Accordingly, estimates of probable and reasonably possible remediation costs to be incurred by the Company are based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary. The estimates also reflect an assessment of the likelihood that other companies which have been designated potentially responsible parties will have the financial resources to fulfill their obligations at Superfund sites where they and the Company may be jointly and severally liable.

    As discussed in Note 1 to the accompanying consolidated financial statements, the Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable, but generally not later than completion of the remedial feasibility study. The accruals are reviewed quarterly and, as the investigation and remediation of each site progresses, adjustments are made as necessary. Many of the investigations are in a preliminary stage, and future adjustments may be substantial as more information, such as the nature and extent of site contamination and the scope of required remediation, becomes available. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and the costs of future expenditures are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and the amounts are reasonably estimable.

    The Company is party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, or similar state statutes. The Company has been identified as a potentially responsible party (PRP) at approximately 55 Superfund sites to date, including those at which it believes it has no future liability. The Company's involvement is very limited or de minimus at approximately 45 of these sites. In addition, the Company is remediating, or has begun environmental engineering studies to determine cleanup requirements at certain of its current and former operating sites. The Company has accrued approximately $52 million in connection with environmental investigation and remediation liabilities at Superfund sites and at the Company's current and former operating sites. These costs will likely be incurred over a period of several years. Based on currently available information and analyses, management does not believe that costs in

                                13-35

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

excess of those accrued for these matters will have a material adverse effect on the Company.


Other

   On November 28, 1994, WHX Corporation (WHX) made an unsolicited merger proposal in which Teledyne's stockholders would receive $22 per share in a combination of cash of $11 per share, and the balance on a tax-free basis in a WHX convertible preferred stock. In a letter dated December 19, 1994, WHX was advised that the Board of Directors of Teledyne, Inc. had conducted a careful evaluation of factors and circumstances it considered relevant, including its view that there is no significant value to Teledyne stockholders associated with the proposed merger, and that the Board had unanimously concluded that it has no interest in pursuing the proposed merger. On December 21, 1994, WHX announced it was filing a notification form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 seeking clearance, which it subsequently received, to purchase up to but less than 15 percent of Teledyne's outstanding common stock. On January 4, 1995, the Company's Board of Directors adopted a Stockholder Rights Plan (the Plan) as further discussed in Note 12 to the accompanying consolidated financial statements. The Plan is intended to deter coercive and unfair takeover tactics and to give the Company's Board of Directors the ability to respond, on the basis of the best interests of Teledyne, its stockholders and other relevant constituencies, to any unsolicited takeover attempts.

                                13-36

                              Common Stock Price

                                     1994

- --------------------------------------------------------------------------------

Quarters                      1st           2nd           3rd           4th
- --------------------------------------------------------------------------------

High                        $26 5/8       $18 5/8       $18 7/8       $21 1/8

Low                         $16 5/8       $14 1/4       $15 3/8       $15 1/2
- --------------------------------------------------------------------------------


                                     1993
- --------------------------------------------------------------------------------

Quarters                      1st           2nd           3rd           4th
- --------------------------------------------------------------------------------

High                        $23 1/8       $22 3/4       $27 3/4       $27 3/8

Low                         $18 1/8       $18 1/2       $20 1/2       $24 3/8
- --------------------------------------------------------------------------------


Teledyne, Inc. common stock is listed on the New York and Pacific Stock
Exchanges. As of December 31, 1994, there were approximately 13,000 record holders of common stock.
- --------------------------------------------------------------------------------

                                13-37

                    OUTLINE OF PRODUCTS AND
                           ACTIVITIES

Aviation and Electronics: Products in the closely related fields of aviation and electronics range from the microscopic world of semiconductor devices to full-scale air frames and complete aircraft.

     Teledyne's hybrid microcircuits are widely used in military, space, industrial and medical applications. These compact and complex electronic building blocks combine multiple transistors and integrated circuits in multi-chip modules where small packaging sizes, reliability and light weight are of paramount importance. Thousands of these microcircuits, the size of postage stamps, have been produced, and are providing the precise control required for heart pacemakers and interplanetary missions, as well as many other uses.

     Using the latest microcircuit technology and encryption algorithms, Teledyne is developing equipment to provide cryptographic security for commercial wideband telecommunications applications.

     On a still larger scale are Teledyne's high power traveling wave tubes, used to simultaneously transmit thousands of telephone conversations or a dozen television channels around the world via satellite networks.

     Similar types of traveling wave tubes are used in the latest airborne and ground-based electronic countermeasure equipment.

     In the microwave industry, Teledyne is a leading supplier of ferrite components and switching devices, as well as filters, oscillators and integrated subsystems. Monolithic microwave integrated circuits are provided for both commercial and military applications. A wireless local area network is being produced for commercial applications.

     Other components include operational amplifiers, digital-analog converters, miniature relays, hybrid switching devices, radar augmenters, lower power microwave tubes, flexible printed-circuit interconnections, high reliability wire and cable, switches, terminals and a line of aircraft, tank and truck batteries.

     Teledyne's aerospace legacy has included supplying the on-board computers which successfully controlled the launching of dozens of spacecraft, including both Viking missions to Mars. Additionally, doppler radar systems produced by Teledyne were used on 24 successful space landings and guided each Apollo lander to the surface of the moon. Teledyne currently produces equipment for electronic countermeasures, for telemetering data from remote sources, and for information processing, as well as the aircraft integrated data systems used by dozens of major

                                13-38
airlines to record in-flight performance and maintenance data on their jumbo jets.

     Teledyne produces a broad range of instrumentation products which provide high precision measurement and control capabilities for diverse customers.

     The revolutionary 3DQ Discovery ion trap mass spectrometer offers portability, compactness, cost-effectiveness and parts-per-trillion sensitivity for petrochemical, industrial, pharmaceutical, biotechnical, and environmental applications.

     Sensors, analyzers (on-line and portable), and custom-engineered systems incorporate a broad range of principles of measurement, including electrochemical, electrolytic diffusion, chemiluminescence, absorption photometry, thermal conductivity, flame ionization, and catalytic oxidation.

     Oxygen sensors from this line set industry standards for accuracy, sensitivity, rugged reliability, and application versatility. Photometric detectors for specific chemicals cover the complete spectrum of absorption analysis, from ultraviolet to visible to infrared wave-lengths. Polarographic sensors for carbon monoxide and hydrogen sulfide gas analysis also monitor chlorine, fluorine, and reducing gases.

     Teledyne produces equipment which supports geophysical exploration and analysis for oil and gas exploration surveys and the measurement of seismic earth motion. A family of hydrophones based on piezoelectric ceramics is among the most advanced in the world. For over a half century, precise seismometers developed and manufactured by Teledyne have set the standard for detecting natural and man-made earth motion. The innovation continues in smaller and more sensitive instruments and microprocessor-based, portable systems to quickly extract and analyze seismic information.

     Teledyne also performs systems engineering and integration for ballistic missile defense, space defense, shuttle payloads, computer software, and designs and produces military airborne training and evaluation systems. Cargo tracking software has been developed for use by freight forwarders.

     Among Teledyne's many non-electronic products for aviation are controlled explosive devices that precisely time, sequence and actuate aircraft escape systems, and similar pyrotechnic devices used to separate the stages of space vehicles and to eject or deploy instrument packages. This technology is being used in automobile airbag development systems. Teledyne also produces parachute delivery systems for accurate air-drop of military cargo or emergency supplies.

     Continental's piston engines have been powering airplanes for 60 years, and today about half of the general aviation piston

                                13-39
engines produced in the United States are built by Teledyne and used worldwide. Teledyne turbine engines also power remotely piloted aircraft, military trainers and in small, expendable versions provide power for the Harpoon and other cruise missiles.

     The Company's expertise in airframe manufacture goes back to Charles Lindbergh's Spirit of St. Louis which was built by Ryan Airlines, Inc., forerunner of today's Teledyne Ryan Aeronautical. More than 25 types of remotely piloted aircraft usually called Unmanned Air Vehicles (UAVs) have been built by Teledyne, in both supersonic and subsonic versions. These recoverable and reusable vehicles are used for sophisticated military missions, such as reconnaissance, with the pilots safely flying them from remote control centers. Through the production of sophisticated UAVs, Teledyne has also developed broad expertise in the use of advanced materials such as graphite composites, and has facilities for the numerically controlled machining of airfoils from honeycomb materials.

     Teledyne also builds the airframe for the Army's Apache attack helicopter and has produced thousands of feet of tapered, roll-formed stringers used in wide-body aircraft.

     Teledyne's participation in all these diverse areas of aviation, space and electronics has given the Company highly developed expertise in some of the most advanced technologies of our time.

Specialty Metals: The products of this business segment are representative of the practical application of metallurgical science and technology as it is known and practiced throughout the world. Their unique characteristics are derived from the nature of the metals produced, the particular properties of the alloys melted, and the various processes, methods, forms, shapes and end products manufactured.

     In specialty metals, Teledyne is the most diversified producer of reactive and refractory metals in the United States. Teledyne produces all of the larger volume, commercially important metals and their alloys. Reactive metals production includes titanium, zirconium and hafnium; refractory metals consist of tungsten, molybdenum, niobium, tantalum and vanadium.

     Teledyne is the leading U.S. producer of zirconium, a highly corrosion-resistant metal that is transparent to neutrons. It is used for fuel tubes and structural parts in nuclear power reactors and for corrosion-resistant chemical industry applications. Hafnium, derived as a by-product of zirconium, is used for control rods in nuclear reactors due to its ability to absorb neutrons.

     Teledyne is a producer of tungsten, starting from a large number of different tungsten-bearing raw materials resulting in tungsten and tungsten carbide powders and mill products.

                                13-40

Previously used cemented carbide parts are also recycled into tungsten carbide powder. Wrought or ductile tungsten products are used in diverse applications including light bulb filaments, inert gas welding electrodes, electrical contacts and aircraft counterweights.

     Molybdenum, a sister metal to tungsten that also has a very high melting point, is produced by Teledyne in powder form and then shaped into solid forms through powder metallurgy
techniques.   It is an important alloying element for steels and
is used for plasma arc spraying of piston rings for electrodes in glass melting and for structural parts in high temperature furnaces.

     Niobium, also known as columbium, is a high technology metal produced by Teledyne in various forms and alloys. It is used as an alloying element in the manufacture of many steels. The higher quality grades produced by Teledyne are used in superalloys for jet engines and special alloys for aerospace applications such as rocket nozzles. When alloyed with titanium, niobium is used in applications requiring superconducting characteristics for high-strength magnets. This area includes medical devices for body-scanning, accelerators for high-energy physics and fusion energy projects for future generation of electricity.

     Tantalum, one of the most corrosion resistant metals, is produced by Teledyne for medical implants, chemical process equipment, and aerospace engine components.

     Specialty metals also include the special alloys that are central to the production of virtually every modern metal product available today.

     Teledyne high-speed steels provide the high temperature hardness required for lathe bits, drills, milling cutters, taps and dies and other cutting tools. Related alloy steels, including a cobalt-free maraging grade, are produced for bearings, gears, special aerospace hardware and high-strength applications.

     For the metalworking, mining and other industries requiring tools with extra hardness, Teledyne produces a line of sintered tungsten carbide products, made from tungsten carbide and various other metals under heat, to produce a material that approaches diamond in hardness. These cemented carbide products are used as super-hard cutters in the high-speed machining and cutting of steel and other applications where hardness and wear resistance are important. Technical developments related to ceramics, coatings and other disciplines are incorporated in these products.

     With a state-of-the-art computer-controlled bar and rod rolling mill, Teledyne is able to produce a wide range of premium

                                13-41
grade, nickel-base, cobalt-base and titanium alloys that are used worldwide to meet the high performance requirements of the aircraft, aerospace, gas turbine, nuclear energy and chemical process industries. These products, in various forms, are engineered to retain exceptional strength and corrosion resistance at temperatures through 2,000 degrees F and are used in critical, high-stress applications. Notably, this manufacturing facility installed one of the largest high-precision rotary forging presses in the U.S. for more efficient working of these products.

     Teledyne also processes metals by a variety of methods, including casting, forging, rolling, drawing and extruding, into finished forms used in a diverse number of industries. With the latest screw-type forging presses, the Company is a major U.S. producer of carbon and alloy steel forging in sizes ranging from one pound to more that 200 pounds. The Company has the ability to forge the more difficult alloys which are used in aerospace and other critical applications.

     For example, Teledyne is a specialist in the cold rolling of thin and ultra-thin metal strip in over 60 different metals and alloys for applications ranging from watch springs to aerospace honeycomb materials and camera products.

     Teledyne also casts a variety of metals into forms ranging from diesel locomotive engine blocks to lightweight aluminum and magnesium aircraft parts. Housings and parts are made for business machines, tools and automobiles. Cold-drawn stainless and custom fabricated tubing is also produced.

     Other Teledyne companies are involved in roll-forming metals, forging heavy parts for construction and earth moving machinery and precision investment casting of difficult-to-produce parts.

Industrial: Engines of many sorts air and liquid cooled, gasoline and diesel fueled are products in this category.
Teledyne engines include heavy-duty turbo-charged diesel engines approaching 1,750 horsepower for use in tanks, and engines for aircraft ground support.

     Another category of industrial products includes machine tools, dies and consumable tooling of all types. These include a great variety of machines designed for the high-speed production of precision machine threads by cutting, grinding and roll-forming methods, and a variety of similar equipment for the production of precision roll-formed gears.

     Included in the industrial product category are nitrogen pressure systems which are resistant force components used in the metal forming industry and a series of valve products. Hydraulic and pneumatic valves and pumps serve the transportation and aerospace industries, and pressure relief valves are used in

                                13-42
process industries such as the petrochemical and pharmaceutical industries.

     Material handling is another industrial category with a number of Teledyne products. Teledyne has developed and recently purchased a series of specialty forklifts that ride as outriggers on delivery trucks. This saves valuable cargo space, and the product's stability makes it an asset at rough construction sites. A version of this same product line also has applications in agriculture. Another series of products within the material handling category provides protective structures such as cabs, ROPS and FOPS for off-highway equipment. Teledyne also builds components for, and installs, structures for service vehicle outfitting. Teledyne manufactures a broad range of rugged, high-performance equipment for the quarry, mining and construction industries, including hydraulic breakers and mobile mining equipment for underground quarries and mines.

Consumer: The Teledyne name is widely represented through its consumer products.

     Teledyne's best known consumer products are sold under the brand name of Teledyne Water Pik. The Water Pik oral hygiene appliance line includes a family of dental hygiene devices for use in the home, including oral irrigators, electric toothbrushes, an oral hygiene center combining both products, as well as the SenSonic Plaque Removal Instrument, engineered with breakthrough sonic brushing technology.

     Teledyne Water Pik also manufactures and markets a complete line of showerheads, including the Shower Massage line of invigorating, pulsating showerheads and the Super Saver line of water-saving, multi-mode spray showerheads.

     The Instapure line includes both faucet-mounted and under-the-counter water filters for improving the quality of water used in the home, as well as a line of air filtration appliances for the home and office that utilize a patented, low-temperature catalyst material to remove carbon monoxide and other noxious gases from the air. The WATERFRESH disposable water filter for home water filtration removes up to 99 percent of the chlorine, sediment, bad taste and odor from residential water, employing a filter which is made up of 100 percent natural ingredients and is biodegradable. Teledyne's water filtration product line is one of the few that can be adapted for most of the water delivery systems throughout the world.

     In an entirely different consumer area are Teledyne Laars swimming pool and spa heaters. The Hi-E line of swimming pool heaters is up to 97 percent efficient and produces very low environmental emissions. Teledyne Laars manufactures a variety of heating and water treatment systems for residential and commercial swimming pools and spas, including a sanitizing system for pools that uses advanced ozone technology. The Company also

                                13-43
produces a full line of water heating equipment that provides hot water for commercial, residential and industrial space heating.

     Teledyne also makes supplies and equipment for dentists and dental laboratories. Among these are dental cements, impression compounds, filling materials, air and electric drills, articulators and prophy products. Teledyne has a line of consumer products which includes denture adhesive, oral analgesics and toothpaste, private labeled for major drug and grocery chains.

     Teledyne produces collapsible metal tubes, injection molded closures and laminate tubes.

     Products often sold directly to consumers are plastic cups and containers.

                                13-44