Form 10-K, Exhibit 13
period 1995-12-31
TELEDYNE INC
filed 1996-01-31
CIK 96935

EXHIBIT 13

                 TELEDYNE, INC. AND SUBSIDIARIES
                 -------------------------------

                   CONSOLIDATED BALANCE SHEETS
                   ---------------------------

                    December 31, 1995 and 1994
                    --------------------------

         (In millions except share and per share amounts)


                                               1995          1994
                                            ----------    ----------
ASSETS
------

Current Assets:
Cash and marketable securities              $     41.7     $    29.7
Receivables                                      417.5         409.8
Inventories                                      229.4         196.9
Deferred income taxes                             82.2         104.9
Prepaid expenses                                  17.3          16.5
                                            ----------     ---------
 Total current assets                            788.1         757.8
Property and Equipment                           304.3         304.3
Prepaid Pension Cost                             386.6         332.7
Other Assets                                     127.2          82.9
                                            ----------     ---------
                                            $  1,606.2     $ 1,477.7
                                            ==========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current Liabilities:
Accounts payable                            $    130.5     $   162.0
Accrued liabilities                              273.2         303.6
                                            ----------     ---------
 Total current liabilities                       403.7         465.6
Long-Term Debt                                   380.0         356.6
Accrued Postretirement Benefits                  276.3         275.9
Other Long-Term Liabilities                      117.5         106.6
                                           -----------     ---------
                                               1,177.5       1,204.7
                                           -----------     ---------

Redeemable Preferred Stock, $1.00 par
 value, 2,500,000 shares authorized,
 2,209,122 shares issued and
 outstanding in 1995                              33.1             -
                                           -----------     ---------

Shareholders' Equity:
Common stock, $1.00 par value,
 100,000,000 shares authorized,
 55,781,423 shares in 1995 and 55,462,298
 shares in 1994 issued and outstanding            55.8          55.5
Additional paid-in capital                        41.4          35.3
Retained earnings                                284.0         178.3
Other                                             14.4           3.9
                                           -----------     ---------
 Total shareholders' equity                      395.6         273.0
                                           -----------     ---------
                                           $   1,606.2     $ 1,477.7
                                           ===========     =========

The accompanying notes are an integral part of these statements.


                                13-1

                 TELEDYNE, INC. AND SUBSIDIARIES
                 -------------------------------

              CONSOLIDATED STATEMENTS OF OPERATIONS
              -------------------------------------

       For the Years Ended December 31, 1995, 1994 and 1993
       ----------------------------------------------------

              (In millions except per share amounts)


                                        1995           1994          1993
                                    ----------     ----------     ----------

Sales                               $  2,567.8     $  2,391.2     $  2,491.7

Costs and Expenses:
Cost of sales                          1,912.8        1,787.8        1,917.9
Selling and administrative expenses      430.1          576.3          468.5
Interest expense                          42.3           43.5           45.1
                                    ----------     ----------     ----------
                                       2,385.2        2,407.6        2,431.5
                                    ----------     ----------     ----------

Earnings (Loss) before Other Income      182.6          (16.4)          60.2
Other Income, Net                         67.6           12.7           53.1
                                    ----------     ----------     ----------

Income (Loss) before Income Taxes,
 Extraordinary Loss and Cumulative
 Effect of Accounting Change*            250.2           (3.7)         113.3

Provision for Income Taxes                88.2            4.7           40.5
                                    ----------     ----------     ----------

Income (Loss) before Extraordinary
 Loss and Cumulative Effect of
 Accounting Change                       162.0           (8.4)          72.8

Extraordinary Loss on Redemption
 of Debt                                     -              -           (3.7)

Cumulative Effect of Accounting
 Change                                      -              -         (185.6)
                                    ----------     ----------     -----------

Net Income (Loss)                        162.0           (8.4)        (116.5)

Dividends on Preferred Stock               1.6              -              -

                                    ----------     ----------     -----------

Net Income (Loss) Available to
 Common Shareholders                $    160.4     $     (8.4)    $   (116.5)
                                    ==========     ===========    ===========

Income (Loss) Per Common Share:
 Income (loss) before extraordinary
  loss and cumulative effect of
  accounting change                 $      2.88    $     (0.15)   $      1.32
 Extraordinary loss on redemption
  of debt                                    -              -           (0.07)
 Cumulative effect of accounting
  change                                     -              -           (3.35)
                                    -----------    ------------   ------------
 Net Income (Loss) Per Common Share $      2.88    $     (0.15)   $     (2.10)
                                    ===========    ============   ============


*Includes non-cash pension income of $80.7 million in 1995, $79.1 million in 1994 and $66.2 million in 1993.

The accompanying notes are an integral part of these statements.

                                   13-2

                  TELEDYNE, INC. AND SUBSIDIARIES
                  -------------------------------

               CONSOLIDATED STATEMENTS OF CASH FLOWS
               -------------------------------------

       For the Years Ended December 31, 1995, 1994 and 1993
       -----------------------------------------------------

                           (In millions)
                                           1995         1994            1993
                                       ----------    ----------     ----------
Operating activities:
Net income (loss)                      $    162.0    $    (8.4)     $   (116.5)
Adjustments to reconcile net income
  (loss) to net cash provided by
  (used in) operating activities:
 Depreciation and amortization               70.4         70.2            72.7
  Increase in prepaid pension cost          (53.9)       (52.4)          (58.2)
 Gain on sale of businesses                 (51.1)           -               -
 Decrease (increase) in deferred
  income taxes                               38.8         41.0           (57.1)
 Decrease in accounts payable and
  accrued liabilities                       (20.4)       (29.9)          (53.9)
 Decrease (increase) in receivables         (11.5)       (82.3)           17.4
 Decrease (increase) in inventories          (8.9)       (26.8)           21.8
 Increase in accrued income taxes             8.9            -               -
 Increase (decrease) in accrued
   postretirement benefits                    0.4         (1.6)          299.2
 Gain on sale of Litton common stock            -            -           (40.4)
 Other, net                                 (12.5)       (28.3)           (1.7)
                                       ----------    ----------     ----------
Net cash provided by (used in)
  operating activities                      122.2       (118.5)           83.3
                                       ----------    ----------     ----------

Investing activities:
 Net decrease (increase) in short-term
    investments                              (5.6)        11.0            28.5
 Sale of marketable securities                  -        121.4           163.5
 Purchases of marketable securities             -         (8.0)          (70.4)
                                       ----------    ----------     ----------
 Net sales (purchases) of marketable
    securities                               (5.6)       124.4           121.6
 Proceeds from the sales of businesses       69.0          7.2             9.2
 Purchases of property and equipment        (62.9)       (64.5)          (81.2)
 Purchase of businesses                     (43.2)           -            (4.0)
 Proceeds from the sales of property and
  equipment                                  13.5         10.9             9.7
 Collection of notes receivable from the
  sales of businesses                         0.3          2.9            17.1
 Other, net                                 (14.4)        (9.3)          (11.6)
                                       -----------    ----------     ----------
Net cash provided by (used in)
 investing activities                       (43.3)        71.6            60.8
                                       -----------    ----------     ----------

Financing activities:
 Increase (decrease) in checks
  outstanding                               (64.2)        51.7             7.9
 Cash dividends                             (23.2)           -           (44.3)
 Increase (decrease) in long-term debt        8.5         (4.2)         (101.6)
 Other, net                                   6.4          0.4             0.5
                                       -----------    ----------     ----------
Net cash provided by (used in)
  financing activities                      (72.5)        47.9          (137.5)
                                       -----------    ----------     ----------
Increase in cash                       $      6.4     $    1.0       $     6.6
                                       ===========    ==========     ==========
Non cash transactions:
 Preferred stock dividend on common
  stock                                $     33.1     $      -       $       -
                                       ==========     ==========     ==========
Interest paid on long-term debt        $     38.3     $   40.1       $    41.7
                                       ==========     ==========     ==========
Income taxes paid (received)           $    (14.6)    $    0.9       $    (2.6)
                                       ==========     ==========     ==========

The accompanying notes are an integral part of these statements.

                                    13-3

                              TELEDYNE, INC. AND SUBSIDIARIES
                              -------------------------------

                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      -----------------------------------------------

                    For the Years Ended December 31, 1995, 1994 and 1993
                    ----------------------------------------------------

                           (In millions except per share amounts)

                                              Additional
                                    Common     Paid-In    Retained            Shareholders'
                                     Stock     Capital    Earnings   Other       Equity
                                    ------    ----------  --------   -----    -------------

Balance, December 31, 1992         $ 55.4     $  34.5     $ 347.5    $  3.7   $    441.1
Net loss                                -           -      (116.5)        -       (116.5)
Cash dividends on common
  stock ($0.80 per share)               -           -       (44.3)        -        (44.3)
Exercise of stock options               -         0.4           -         -          0.4
Currency translation adjustment         -           -           -      (0.2)        (0.2)
                                   ------     -------     -------    ------   -----------
Balance, December 31, 1993           55.4        34.9       186.7       3.5        280.5
Net loss                                -           -        (8.4)        -         (8.4)
Exercise of stock options             0.1         0.4           -         -          0.5
Net unrealized appreciation             -           -           -       0.5          0.5
Currency translation adjustment         -           -           -      (0.1)        (0.1)
                                   ------     -------     -------    ------   -----------
Balance, December 31, 1994           55.5        35.3       178.3       3.9        273.0
Net income                              -           -       162.0         -        162.0
Preferred stock dividends on
  common stock ($0.60 per share)        -           -       (33.1)        -        (33.1)
Cash dividends on common
  stock ($0.40 per share)               -           -       (22.6)        -        (22.6)
Cash dividends on preferred
  stock ($0.60 per share)               -           -        (0.6)        -         (0.6)
Exercise of stock options             0.3         6.1           -         -          6.4
Net unrealized appreciation             -           -           -       9.8          9.8
Currency translation adjustment         -           -           -       0.7          0.7
                                   ------     -------     -------    ------   -----------
Balance, December 31, 1995         $ 55.8     $  41.4     $ 284.0    $ 14.4   $    395.6
                                   ======     =======     =======    ======   ===========


The accompanying notes are an integral part of these statements.

                                                        13-4

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
             ----------------------------------------


To the Shareholders and Board of Directors of Teledyne, Inc.:

We have audited the accompanying consolidated balance sheets of Teledyne, Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended
December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teledyne, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

   As explained in Note 9 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 in 1993.






                                               Arthur Andersen LLP

Los Angeles, California
January 13, 1996

                                   13-5

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            ------------------------------------------

Note 1.  Summary of Significant Accounting Policies -

Principles of Consolidation. The consolidated financial statements include the accounts of Teledyne, Inc. and subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain amounts for 1994 and 1993 have been reclassified to conform with the 1995 presentation.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Receivables. Receivables are presented net of a reserve for doubtful accounts of $7.1 million at December 31, 1995 and $6.3 million at December 31, 1994.

Inventories. Inventories are stated at the lower of cost (last-in, first-out and first-in, first-out methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs. Any foreseeable losses are charged to income when determined.

Cost in Excess of Net Assets of Purchased Businesses. Other assets include cost in excess of net assets of purchased businesses of $30.9 million at December 31, 1995 and $24.7 million at December 31, 1994. Costs related to businesses purchased after November 1970 are being amortized on a straight-line basis over periods not exceeding 20 years.

Financial Instruments. The fair value of financial instruments, except for long-term debt, approximated their carrying values at December 31, 1995. Fair values have been determined through information obtained from quoted market sources and management estimates.
   In 1994, the Company changed its accounting for investments in debt and equity securities to comply with the provisions of Statement of Financial Accounting Standards No. 115. The statement requires that these investments be classified as either held-to-maturity, trading or available-for-sale. The Company's investments in debt and equity securities are classified as available-for-sale and are reported at fair value, with net unrealized appreciation and depreciation on investments reported as a separate component of shareholders' equity.

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

                                   13-6

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

Research and Development. Company-funded research and development costs, which include bid and proposal costs, ($57.3 million in 1995, $65.9 million in 1994 and $64.0 million in 1993) are expensed as incurred. Costs related to customer-funded research and development contracts are charged to costs and expenses as the related sales are recorded. A portion of the costs incurred for company-funded research and development is recoverable through overhead cost allowances on government contracts.

Environmental. Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Liabilities are estimated and evaluated independently of possible recoveries, if any, from insurance carriers and other third parties. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary. The estimates also reflect an assessment of the likelihood that other companies which have been designated potentially responsible parties will have the financial resources to fulfill their obligations at Superfund sites where they and the Company may be jointly and severally liable. Costs of future expenditures for environmental remediation obligations are not discounted to present value.

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

Net Income (Loss) Per Share. The weighted average number of shares of common stock used in the computation of net income per share was 55,656,827 in 1995, 55,446,296 in 1994 and 55,420,654 in 1993. The potential dilution of common stock equivalents is not material and, therefore, is not included in the computation of per share data.

                                 13-7

Note 2.  Inventories -

Inventories at December 31, 1995 and 1994 were as follows (in millions):

                                                 1995        1994
                                               --------     -------

Raw materials and work-in-process              $  212.4     $ 301.9
Finished goods                                     61.3        47.2
                                               --------     -------
                                                  273.7       349.1
Progress payments                                 (44.3)     (152.2)
                                               --------     -------
                                               $  229.4     $ 196.9
                                               ========     =======

Inventories, before progress payments, determined on the last-in, first-out method were $199.6 million at December 31, 1995 and $234.8 million at December 31, 1994. The remainder of the inventories was determined using the first-in, first-out method. Inventories stated on the last-in, first-out basis were $179.8 million and $189.2 million less than their first-in, first-out values at December 31, 1995 and 1994, respectively. These first-in, first-out values do not differ materially from current cost.

   During 1995, 1994 and 1993, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out inventory liquidations was to increase net income by $8.0 million in 1995 and 1994, and $11.4 million in 1993.

   Inventories, before progress payments, related to long-term contracts were $25.3 million and $163.4 million at December 31, 1995 and 1994, respectively. Progress payments related to long-term contracts were $24.1 million and $136.9 million at December 31, 1995 and 1994, respectively.

                                13-8

Note 3.  Long-Term Debt -

Long-term debt at December 31, 1995 and 1994 was as follows (in millions):

                                                          1995      1994
                                                        --------  --------
10% Subordinated Debentures, due 2004, Series A and C
 (net of unamortized discount of $24.6 in 1995 and $27.8
 in 1994)                                               $  332.4  $  332.2
7% Subordinated Debentures, due 1999, $1.9 payable
 annually                                                   22.4      23.9
Variable Rate Note, due 1997                                14.2         -
Other                                                       17.7       2.6
                                                        --------  --------
                                                           386.7     358.7
Current portion                                             (6.7)     (2.1)
                                                        --------  --------
                                                        $  380.0  $  356.6
                                                        ========  ========

At December 31, 1995, the estimated fair value of the Company's long-term debt was $421.9 million.

   Long-term debt is payable $6.7 million in 1996, $27.6 million in 1997, $2.6 million in 1998 and $17.4 million in 1999. No amount is due in 2000.

   The Company had available credit facilities at December 31, 1995, with various U.S. and foreign banks, totaling $151.0 million ($135.0 million expiring in July 1997, and $16.0 million expiring in December 1997) for which there is a $75.0 million letters of credit sublimit. Borrowings under the credit agreements, at the Company's election, bear interest at a floating rate generally based on either a defined prime rate or a fixed rate based on an interbank offered rate. A fee is charged on the amount of the unused commitment. The agreements contain restrictive covenants including those relating to net worth, investments, asset sales and material changes in lines of business. During 1995, the Company utilized $14.2 million of its lines of credit in the acquisition of the material handling business of Kooi B.V. At December 31, 1995, the interest rate on this borrowing was 4.4 percent. Commitments under separate standby letters of credit outstanding were $51.1 million at December 31, 1995 and $86.2 million at December 31, 1994.

   In 1994, the Company settled with the U.S. government two civil cases relating to its Teledyne Relays and Systems units. In connection with the settlement, the Company paid the U.S. government $112.5 million and related interest of $2.1 million in 1994.

   In 1993, the Company redeemed at par $100 million of its 10% Subordinated Debentures due 2004, Series C resulting in an extraordinary loss of $6.0 million or $3.7 million, net of tax.

                                  13-9

Note 4.  Supplemental Balance Sheet Information -

Cash and marketable securities at December 31, 1995 and 1994 were as follows (in millions):

                                                           1995      1994
                                                         -------   -------
Cash                                                     $  22.1   $  15.7
Repurchase agreements, at cost which approximates market 13.0 14.0 Other short-term investments, at cost which
  approximates market                                        6.6         -
                                                         -------   -------
                                                         $  41.7   $  29.7
                                                         =======   =======

Property and equipment at December 31, 1995 and 1994 were as follows (in millions):

                                                           1995      1994
                                                         -------   -------
Land                                                     $  28.3   $  28.9
Buildings                                                  224.4     229.8
Equipment and leasehold improvements                       614.3     597.2
                                                         -------   -------
                                                           867.0     855.9
Accumulated depreciation and amortization                 (562.7)   (551.6)
                                                         -------   -------
                                                         $ 304.3   $ 304.3
                                                         =======   =======

In 1995, Statement of Financial Accounting Standards No. 121 was issued which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. This statement, which will be effective in 1996, addresses when impairment losses should be recognized and how impairment losses should be measured. The adoption of this statement by the Company is not expected to have a material effect on the consolidated financial statements.

   Accounts payable included $9.6 million at December 31, 1995 and $73.8 million at December 31, 1994 for checks outstanding in excess of cash balances.

   Accrued liabilities at December 31, 1995 and 1994 were as follows (in millions):

                                                         1995      1994
                                                       -------   -------
Salaries and wages                                     $  69.0   $  68.6
Accrued postretirement benefits                           22.0      22.5
Advances and billings in excess of costs                  17.2      34.4
Other                                                    165.0     178.1
                                                       -------   -------
                                                       $ 273.2   $ 303.6
                                                       =======   =======

                                13-10

Note 5.  Redeemable Preferred Stock -

During 1995, dividends consisting in part of cash and in part of redeemable preferred stock were paid to common shareholders. The redeemable preferred stock is a new issue of Series E Cumulative Preferred Stock, $15.00 stated value per share, callable by the Company at any time at $15.00 per share, with a mandatory call at $16.50 per share on change of control, paying an annual cumulative cash dividend of $1.20 per share payable semi-annually.
For each dividend on the common stock, shareholders received one share of the Series E Cumulative Preferred Stock for each one hundred shares of common stock, with cash paid in lieu of fractional shares.

                                13-11

Note 6.  Shareholders' Equity -

The Company is authorized to issue 15 million shares of preferred stock, $1 par value. In 1988, the Board of Directors authorized the purchase of up to five million shares of the Company's common stock. As of December 31, 1995, the Company had purchased and subsequently retired 1,432,000 shares.

   The Company has compensation plans which allow for issuance of restricted stock, stock options and stock appreciation rights covering an aggregate of 5,200,000 shares of the Company's common stock. Under the plans, options to purchase shares of the Company's common stock may be granted to certain key employees and non-employee directors and may be incentive stock options or non-qualified stock options. If incentive stock options are granted, the exercise price of the options is the fair market value of the shares on the date of the grant. Non-qualified stock options may be granted with an exercise price below the fair market value of the shares on the date of the grant. Options are generally nontransferable and are exercisable in installments.

   In 1995, the 1995 Non-Employee Director Stock Option Plan was approved by
the Company's shareholders.   This plan, which is available only to non-
employee directors of the Company who first became directors after January 1, 1994, allows for the issuance of stock options covering 200,000 shares of the Company's common stock.

   Stock option activity for the year ended December 31, 1995 was as follows:

                                                  Number        Exercise
                                                of Shares    Price per Share
                                                ---------   -----------------
Outstanding at December 31, 1994                3,276,375   $16.375 - $25.125
 Granted                                          548,528   $15.330 - $24.750
 Exercised                                       (319,125)  $16.375 - $20.250
 Canceled                                         (76,625)  $16.375 - $25.125
                                                ---------
Outstanding at December 31, 1995                3,429,153   $15.330 - $24.750
                                                =========

The options granted to date are exercisable in installments beginning one and two years from the date of grant and expiring 10 or 11 years from the date of grant. As of December 31, 1995, options for 1,401,472 common shares were available for future grant and 1,518,891 of the stock options were exercisable.

   In 1995, SFAS No. 123 was issued which requires certain disclosures about stock-based employee compensation arrangements using the fair value based method of accounting. This statement, effective in 1996, allows for companies to either adopt the new method of accounting or to continue using the intrinsic value based method of accounting but make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Company has not yet determined the method it will use or the impact of SFAS No. 123 on the the consolidated financial statements.

   On January 4, 1995, the Company's Board of Directors adopted a Stockholders Rights Plan (the Plan). In accordance with the Plan, the Board of Directors declared a dividend of one purchase right for each outstanding common share. These rights have no current value and their distribution is not taxable to shareholders. If a person or group, without the prior approval of the Company's Board of Directors, becomes the beneficial owner of 15 percent or more of the Company's outstanding common stock, each right, except any such rights held by the non-approved acquiror (or its affiliates or transferees), will entitle the holder to purchase a number of shares of the Company's common stock that has a

                                13-12
then-current market value of twice the exercise price of the right, which is $75 (subject to adjustment). In addition, if, after such an event, the Company is involved in a business combination with, or sells 50 percent or more of its assets or earning power to, the non-approved acquiror (or any other person if the transaction does not treat all shareholders alike), each right, except any such rights held by the non-approved acquiror (or its affiliates or transferees), will entitle the holder to buy a number of shares of the voting stock of the other party to the transaction that has a then-current market value of twice the exercise price. The Plan and the rights will expire
January 4, 2005. The rights may be redeemed by the Board of Directors for $0.01 per right at any time prior to the occurrence of the first triggering event described above or prior to the expiration of the rights.

                                   13-13

Note 7.  Income Taxes -

The components of the net deferred tax asset at December 31, 1995 and 1994, were as follows (in millions):

                                                           1995      1994
                                                         -------   -------
Pension income                                           $(148.9)  $(124.0)
Postretirement benefits                                    115.0     116.1
Inventory valuations                                        17.6      21.7
Long-term contracts                                         13.6      29.0
Self-insurance reserves                                     12.1      14.3
Vacation benefits                                            9.7      10.1
Other deferred assets                                       59.0      66.9
Other deferred liabilities                                 (17.5)    (28.4)
                                                         -------   -------
                                                         $  60.6   $ 105.7
                                                         =======   =======

Provision (credit) for income taxes for the years ended December 31, 1995, 1994 and 1993 was as follows (in millions):

                                                1995      1994     1993
                                              -------   -------   -------
Current  - Federal                            $  40.2   $ (41.1)  $ (20.1)
         - State                                  5.0       2.9       0.4
         - Foreign                                4.1       2.0       1.5
                                              -------   -------   -------
         - Total                                 49.3     (36.2)    (18.2)
                                              -------   -------   -------

Deferred - Federal                               28.4      40.3      49.3
         - State                                 10.5       0.6       9.4
                                              -------   -------   -------
         - Total                                 38.9      40.9      58.7
                                              -------   -------   -------

Provision for income taxes                    $  88.2   $   4.7   $  40.5
                                              =======   =======   =======

Income (loss) before income taxes, extraordinary loss and cumulative effect of accounting changes included income (loss) from domestic operations of $246.4 million in 1995, $(9.3) million in 1994 and $113.7 million in 1993.

                                13-14

     Differences between the provision for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 1995, 1994 and 1993 were as follows (in millions):

                                                1995     1994     1993
                                               ------   ------   ------
Income tax at statutory federal rate           $ 87.4   $ (1.3)  $ 39.6
State and local income taxes,
 net of federal income tax effect                10.1      2.3      6.4
Revisions to prior years' estimated
  income tax liabilites                          (9.3)       -        -
Foreign sales corporation exemption              (1.2)    (1.9)    (2.5)
Non-deductible settlement expenses                  -      4.7      0.5
Effect of tax rate change                           -        -     (4.6)
Other, net                                        1.2      0.9      1.1
                                               ------   ------   ------
Provision for income taxes                     $ 88.2   $  4.7   $ 40.5
                                               ======   ======   ======

The Omnibus Budget Reconciliation Act of 1993 increased the corporate federal income tax rate to 35 percent in 1993 from 34 percent in 1992. The tax law change resulted in the recognition of additional income by the Company due primarily to revaluing the Company's net deferred tax asset.

                               13-15

Note 8.  Pension Benefits -

The Company sponsors defined benefit pension plans covering substantially all of its employees. Benefits are generally based on years of service and/or final average pay. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

   Components of pension expense (income) for the years ended December 31, 1995, 1994 and 1993 included the following (in millions):

                                                       Expense (Income)
                                                 -----------------------------
                                                   1995      1994        1993
                                                 -------    -------    -------
Service cost - benefits earned during the year   $  21.0    $  31.2    $  29.6
Interest cost on benefits earned in prior years     74.8       64.2       68.4
Expected return on plan assets                    (129.6)    (111.8)    (106.1)
Net amortization of unrecognized amounts           (50.0)     (59.8)     (58.9)
                                                 -------    -------    -------
 Pension income for defined benefit plans          (83.8)     (76.2)     (67.0)
Other                                                3.1       (2.9)       0.8
                                                 -------    -------    -------

 Pension income                                  $ (80.7)   $ (79.1)   $ (66.2)
                                                 =======    =======    =======

Actual return on plan assets was income of $264.6 million in 1995, loss of $44.8 million in 1994 and income of $174.1 million in 1993. Actuarial assumptions used to develop the components of pension expense (income) for the years ended December 31, 1995, 1994 and 1993 were as follows:

                                                    1995      1994       1993
                                                    ----      ----       ----
Discount rate                                       8.5%      7.0%       8.0%
Rate of increase in future compensation levels      4.5%      4.5%       4.5%
Expected long-term rate of return on assets         7.5%      6.0%       6.0%

                             13-16

Note 8.  Pension Benefits (Continued) -

Plan assets in excess of projected benefit obligation at December 31, 1995 and 1994 were as follows (in millions):

                                                           1995       1994
                                                         --------   --------
Plan assets at fair value                                $1,910.8   $1,761.8
                                                         --------   --------
Actuarial present value of benefit obligations:
 Vested benefit obligation                                  959.5      750.8
 Non-vested benefit obligation                                3.3        5.0
                                                         --------   --------
 Accumulated benefit obligation                             962.8      755.8
 Additional benefits related to future
  compensation levels                                        96.6       78.1
                                                         --------   --------
 Projected benefit obligation                             1,059.4      833.9
                                                         --------   --------
Plan assets in excess of projected benefit obligation    $  851.4   $  927.9
                                                         ========   ========

Plan assets in excess of projected benefit obligation:
Included in balance sheet:
 Prepaid pension cost                                    $  386.6   $  332.7
 Other long-term liabilities                                 (0.1)     (12.5)

Not included in balance sheet:
 Unrecognized net gain due to experience different from
  that assumed and changes in the discount rate             299.9      400.5
 Unrecognized net asset at adoption of SFAS No. 87,
  net of amortization                                       195.6      234.5
 Unrecognized prior service cost                            (30.6)     (27.3)
                                                         --------   --------
Plan assets in excess of projected benefit obligation    $  851.4   $  927.9
                                                         ========   ========

Any reversion of pension plans' assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

   At December 31, 1995 and 1994, the plans' assets, which consisted primarily of fixed maturities, included debt obligations of the Company (primarily Teledyne 10% Subordinated Debentures) with a market value of $79.1 million and $76.7 million, respectively.

   A discount rate of 7.5 percent at December 31, 1995 and 8.5 percent at December 31, 1994 and a rate of increase in future compensation levels of 4.5 percent at December 31, 1995 and 1994 were used for the valuation of pension obligations.

                                13-17

Note 9.  Postretirement Benefits -

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

   Cash from excess pension assets of $17.5 million in 1995 and $15.0 million in 1994 was transferred pre-tax under Section 420 of the Internal Revenue Code from the Company's defined benefit pension plans to the Company. The Internal Revenue Code permits transfers annually of an amount not to exceed the Company's actual expenditures on retiree health care benefits. While not affecting reported operating profit, cash flow increased by the after-tax effect of the transferred amount.

   Components of postretirement expense for the years ended December 31, 1995, 1994 and 1993 included the following (in millions):
                                                      Expense (Income)
                                                    --------------------
                                                    1995    1994    1993
                                                    -----   -----   ----

Service cost - benefits earned during the year      $ 0.8   $ 0.9   $ 1.3
Interest cost on benefits earned in prior years      23.1    21.3    23.4
Net amortization of unrecognized amounts             (2.1)   (2.1)      -
Other                                                   -       -    (1.8)
                                                    -----   -----   -----
Postretirement expense                              $21.8   $20.1   $22.9
                                                    =====   =====   =====

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.5 percent in 1995, gradually declining to 6.5 percent in the year 2012 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $22.2 million and the 1995 postretirement benefit expense by $2.0 million. A discount rate of 8.5 percent in 1995, 7.0 percent in 1994 and 8.0 percent in 1993 was used in determining the postretirement expense. A discount rate of 7.5 percent at December 31, 1995 and 8.5 percent at December 31, 1994 was used to determine the postretirement benefit obligation.

                               13-18

Note 9.  Postretirement Benefits - (Continue)

   Accumulated postretirement benefit obligations at December 31, 1995 and 1994 were as follows (in millions):

                                                          1995      1994
                                                         ------    ------
Accumulated present value of benefit obligations:
 Retirees                                                $280.0    $248.7
 Other fully eligible plan participants                    17.0      13.2
 Other active plan participants                            14.8      11.6
                                                         ------    ------
Accumulated benefit obligation                           $311.8    $273.5
                                                         ======    ======

Accumulated benefit obligation:
Included in balance sheet:
 Current portion included in accrued liabilities         $ 22.0    $ 22.5
 Accrued postretirement benefits                          276.3     275.9

Not included in balance sheet:
 Unrecognized net loss (gain) due to experience different
   from that assumed and changes in the discount rate      13.5      (24.9)
                                                         ------    -------
Accumulated benefit obligation                           $311.8     $273.5
                                                         ======     ======

                                13-19

Note 10.  Acquisitions -

In January 1995, the Company acquired the material handling business of Kooi B.V., a Netherlands company that is Europe's largest supplier of truck-mountable, self-propelled material handlers. In December 1995, the Company acquired two businesses complementing existing operations: Stellram Group, based in Europe, manufacturers of high precision milling, boring and drilling systems primarily for the European market; and Envases Comerciales, S.A., a Costa Rican manufacturer of specialty packaging for pharmaceutical and food companies throughout Central America and Mexico. These three businesses were purchased for $59.5 million, consisting of $43.2 million in cash and the assumption of $16.3 million in debt. In connection with these purchases, the Company acquired operating assets with a fair value of $87.9 million and assumed operating liabilities of $28.4 million.

                                13-20

Note 11.  Business Segments -

Teledyne, Inc. is a technology-based manufacturing corporation serving worldwide customers with commercial and government-related aviation and electronics products; specialty metals for consumer, industrial and aerospace applications; and industrial and consumer products.

   The Company's major business segments include aviation and electronics, specialty metals, industrial and consumer. Companies in the aviation and electronics segment produce piston and turbine engines for aircraft and land based vehicle applications, airframe structures, unmanned aerial vehicles, target drone systems, and equipment and subsystems for spacecraft and avionics. Other activities in this segment include the manufacture of electronic equipment, aircraft-monitoring and control systems for military and commercial applications, relays and other related products and systems. Products in the specialty metals segment include zirconium, titanium, high temperature nickel-based alloys, specialty and tool steels, tungsten and molybdenum. Other operations in this segment consist of processing, casting, rolling and forging metals. The industrial segment is comprised of companies that are involved in the design and/or manufacture of military vehicles, diesel engines, material handling equipment, machine tools, dies and molds, nitrogen cylinders, specialty valves, pumps and boosters. The consumer segment manufactures oral hygiene, shower and water purification systems, swimming pool and spa heaters, residential and commercial heating systems, and specialty packaging for consumer products.

   Information on the Company's business segments for the years ended December 31, 1995, 1994 and 1993 was as follows (in millions):

                                             1995       1994       1993
                                           --------   --------   --------
Sales:

Aviation and electronics:
 Continuing                                $1,015.4   $  882.0   $  951.9
 Discontinued                                     -      148.5      180.6
                                           --------   --------   --------
                                            1,015.4    1,030.5    1,132.5
                                           --------   --------   --------
Specialty metals:
 Continuing                                   867.6      709.7      650.8
 Discontinued                                   1.5        1.7        8.0
                                           --------   --------   --------
                                              869.1      711.4      658.8
                                           --------   --------   --------
Industrial:
 Continuing                                   346.8      318.1      333.5
 Discontinued                                   9.9       23.6       53.8
                                           --------   --------   --------
                                              356.7      341.7      387.3
                                           --------   --------   --------
Consumer:
 Continuing                                   326.6      307.6      313.1
 Discontinued                                     -          -          -
                                           --------   --------   --------
                                              326.6      307.6      313.1
                                           --------   --------   --------
Total:
 Continuing                                 2,556.4    2,217.4    2,249.3
 Discontinued                                  11.4      173.8      242.4
                                           --------   --------   --------
                                           $2,567.8   $2,391.2   $2,491.7
                                           ========   ========   ========

The Company's backlog of confirmed orders was approximately $1.0 billion at December 31, 1995 and $1.4 billion at December 31, 1994. Backlog of the aviation and electronics segment was $456.6 million at December 31, 1995 and $850.7 million at December 31, 1994.

                               13-21

                                                1995      1994       1993
                                               -------   -------   -------
Sales to the U.S. government including direct sales as prime contractor and indirect sales as subcontractor or supplier:

Aviation and electronics                       $ 582.2   $ 595.6   $ 729.4
Specialty metals                                  38.7      41.8      59.2
Industrial                                        93.5      99.4     134.7
Consumer                                          38.8      38.4      37.7
                                               -------   -------   -------
                                               $ 753.2   $ 775.2   $ 961.0
                                               =======   =======   =======

Sales to the U.S. government include sales to the department of defense of $613.4 million in 1995, $599.5 million in 1994 and $791.3 million in 1993.

     Total foreign sales were $548.6 million in 1995, $519.4 million in 1994 and $505.5 million in 1993. Of these amounts, sales by operations in the United States to customers in other countries were $439.5 million in 1995, $381.3 million in 1994 and $371.3 million in 1993. Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                                 1995       1994     1993
                                                -------   -------   -------
Income (Loss) before Taxes, Extraordinary Loss and Cumulative Effect of Accounting Change:

Aviation and electronics:
 Continuing                                     $ 102.7   $  (4.2)  $  41.3
 Discontinued                                         -     (35.8)    (13.6)
 Pension income                                    18.1      12.8      13.8
                                                -------   -------   -------
                                                  120.8     (27.2)     41.5
                                                -------   -------   -------
Specialty metals:
 Continuing                                        85.3      27.1      29.9
 Discontinued                                         -       1.4       4.0
 Pension income                                     8.3       8.7       9.9
                                                -------   -------   -------
                                                   93.6      37.2      43.8
                                                -------   -------   -------
Industrial:
 Continuing                                        18.7      13.0      13.2
 Discontinued                                       0.6      (1.3)      1.3
 Pension income                                    25.9      25.8      38.8
                                                -------   -------   -------
                                                   45.2      37.5      53.3
                                                -------   -------   -------
Consumer:
 Continuing                                        18.7      21.5      19.6
 Discontinued                                         -      (2.8)      2.0
 Pension income                                     0.2      (0.1)      0.5
                                                -------   -------   -------
                                                   18.9      18.6      22.1
                                                -------   -------   -------
Total:
 Continuing                                       225.4      57.4     104.0
 Discontinued                                       0.6     (38.5)     (6.3)
                                                -------   -------   -------
                                                  226.0      18.9      97.7
                                                -------   -------   -------
Corporate expense:
  Salaries and benefits                           (23.0)    (18.7)    (17.8)
  Closed businesses' expenses                     (11.9)     (8.4)     (6.6)
  Other                                           (47.2)    (41.3)    (35.6)
Interest expense                                  (42.3)    (43.5)    (45.1)
Pension income                                     80.7      79.1      66.2
Other income                                       67.9      10.2      54.5
                                                -------   -------   -------
                                                $ 250.2   $  (3.7)  $ 113.3
                                                =======   =======   =======

                                 13-22

In 1993, Teledyne undertook a major realignment which consolidated its operating companies. The realignment built on the 1992-1993 restructure which focused the Company on those businesses in which it has significant leadership roles. The restructure consisted of the sale, closure or transfer of certain operations. Discontinued results include the estimated realignment and restructure cost, before pension income, and the results of operations divested. As a result of the January 1995 sale of substantially all of the Company's defense electronic systems business and related assets at a gain of $50.7 million (included in other income), sales and operating results for the business have been reclassified and are presented in discontinued results of the aviation and electronics segment.

   Operating results of continuing operations for the aviation and electronics segment included income of $8.4 million in 1995 and $7.0 million in 1994 and charges of $15.1 million in 1993 related to adjustment of loss reserves on fixed-price development and initial production contracts. Discontinued results included provision for losses on fixed-price development and initial production contracts of approximately $11.5 million in 1994 and $4.4 million in 1993.

   Operating results of continuing operations for the aviation and electronics segment were adversely impacted by charges of $88.8 million in 1994 and $3.6 million in 1993 to resolve certain U.S. government contracting matters. Discontinued results for the aviation and electronics segment included charges of $35.0 million in 1994 and $13.0 million in 1993 to resolve certain U.S. government contracting matters. Operating results of continuing operations for the specialty metals segment included a charge of $13.0 million in 1994 to resolve a U.S. government export investigation matter.

   In 1995, the New Piper Aircraft Company emerged from bankruptcy with
Teledyne having exchanged its major creditor position for 24.2 percent ownership and an option to purchase an additional 24.2 percent. As a result, Teledyne recognized a gain for the year 1995 of $5.9 million, included in other income. In 1993, the Company sold its investment in Litton common stock resulting in a $40.4 million gain, included in other income.

   Teledyne's non-cash pension income recorded the amount by which the amortization into income of pension surplus and estimated return on plan assets exceeded the current year's cost of providing benefits.

                                 13-23

                                               1995       1994        1993
                                            --------    --------    --------
Depreciation and Amortization:

Aviation and electronics                    $   15.6    $   19.1    $   22.0
Specialty metals                                32.0        28.3        27.9
Industrial                                       7.8         8.1         9.0
Consumer                                         7.8         7.7         6.9
Corporate                                        7.2         7.0         6.9
                                            --------    --------    --------
                                            $   70.4    $   70.2    $   72.7
                                            ========    ========    ========
Capital Expenditures:

Aviation and electronics                    $   12.8    $   15.8    $   22.8
Specialty metals                                31.6        26.6        35.0
Industrial                                       9.2         6.2         5.2
Consumer                                         6.4        11.1         9.9
Corporate                                        2.9         4.8         8.3
                                            --------    --------    --------
                                            $   62.9    $   64.5    $   81.2
                                            ========    ========    ========
Identifiable Assets:

Aviation and electronics                    $  257.7    $  299.7    $  284.6
Specialty metals                               420.7       315.6       288.0
Industrial                                     158.9       114.1       113.1
Consumer                                       135.3       117.1       105.4
Corporate                                      633.6       631.2       686.7
                                            --------    --------    --------
                                            $1,606.2    $1,477.7    $1,477.8
                                            ========    ========    ========

                               13-24

Note 12.  Commitments and Contingencies -

Rental expense under operating leases was $22.9 million in 1995, $26.8 million in 1994, and $27.0 million in 1993. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of December 31, 1995, are as follows: $15.8 million in 1996, $11.2 million in 1997, $9.9 million in 1998, $8.7 million in 1999, $6.8 million in 2000 and $37.7 million thereafter.

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

    The Company learns from time to time that it has been named as a defendant in civil actions filed under seal pursuant to the False Claims Act. Generally, as these cases are under seal, the Company does not possess sufficient information to determine whether the Company will sustain a material loss in such matters, or to reasonably estimate the amount of any loss attributable to such case or cases. Consequently, the Company has not been able to identify the existence of a material loss contingency arising therefrom.

    For further information concerning government contract matters, and for a discussion of environmental matters, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

                               13-25

                 SELECTED QUARTERLY FINANCIAL DATA
                 ---------------------------------

         (In millions except per share and share amounts)

Quarterly financial data for 1995 and 1994 were as follows:

                                        Quarter Ended

                     ---------------------------------------------------
                      March 31     June 30     September 30  December 31
                     ----------   ----------   ------------  -----------
1995 -

Sales                $    625.5   $    706.7   $    593.0   $    642.6
                     ==========   ==========   ==========   ==========

Gross profit         $    168.7   $    167.2   $    154.0   $    165.1
                     ==========   ==========   ==========   =========

Net income           $     64.3   $     32.6   $     34.5   $     30.6
                     ==========   ==========   ==========   ==========

Net income per
 common share        $     1.16   $     0.59   $     0.61   $     0.54
                     ==========   ==========   ==========   ==========

Average shares
 outstanding         55,500,626   55,627,166   55,699,922   55,778,014
                     ==========   ==========   ==========   ==========

1994 -

Sales                $    572.9   $    595.8   $    578.1   $    644.4
                     ==========   ==========   ==========   ==========

Gross profit         $    137.8   $    144.3   $    146.3   $    175.0
                     ==========   ==========   ==========   ==========

Net income (loss)    $    (55.1)  $     11.0   $     19.3   $     16.4
                     ==========   ==========   ==========   ==========

Net income (loss)
 per common share    $    (0.99)  $     0.19   $     0.35   $     0.30
                     ==========   ==========   ==========   ==========

Average shares
 outstanding         55,441,455   55,442,048   55,446,334   55,455,347
                     ==========   ==========   ==========   ==========

                               13-26

                 SELECTED QUARTERLY FINANCIAL DATA
                 ---------------------------------

Non-cash pension income before tax for 1995 was $21.1 million in the first quarter, $21.1 million in the second quarter, $18.3 million in the third quarter and $20.2 million in the fourth quarter. Non-cash pension income before tax for 1994 was $19.0 million in the first quarter, $18.7 million in the second quarter, $18.9 million in the third quarter and $22.5 million in the fourth quarter.

   Net income for the first quarter of 1995 included a gain of $30.3 million on the sale of substantially all of its defense electronic systems business and related assets.

   Net income for 1995 included a reduction in provision for taxes of $2.1 million in the first quarter, $4.7 million in the third quarter and $2.5 million in the fourth quarter as a result of revisions to prior years' estimated income tax liabilities.

   The results for 1994 were adversely affected by pre-tax charges of $112.5 million in the first quarter, $11.3 million in the second quarter and $13.0 million in the fourth quarter, to resolve certain U.S. government investigations.

   Operating profit before tax included income (expense) related to adjustment of loss reserves on fixed-priced development and initial production contracts of $3.2 million in the first quarter and $7.3 million for the second quarter of 1995, and $(6.2) million for the second quarter, $(8.1) million for the third quarter and $8.7 million for the fourth quarter of 1994.

   The Company paid dividends on its common stock consisting of $0.10 per share in cash and $0.15 per share in face amount of the Company's Series E Preferred Stock, for each quarter in 1995.

                               13-27

                        SELECTED FINANCIAL DATA
                        -----------------------
                    For the Years Ended December 31,
                    --------------------------------
                 (In millions except per share amounts)

                             1995       1994       1993       1992       1991
                           --------   --------   --------   --------   --------
Sales:
 Continuing                $2,556.4   $2,217.4   $2,249.3   $2,280.5   $2,290.1
 Discontinued                  11.4      173.8      242.4      607.1      916.7
                           --------   --------   --------   --------   --------
                           $2,567.8   $2,391.2   $2,491.7   $2,887.6   $3,206.8
                           ========   ========   ========   ========   ========

Income (loss), after tax,
 before extraordinary loss
 and cumulative effect of
 accounting changes        $  162.0   $   (8.4)  $   72.8   $   45.9   $  (25.4)

Extraordinary loss on
 redemption of debt               -          -       (3.7)      (2.7)         -

Cumulative effect of
 accounting changes               -          -     (185.6)     (10.0)         -
                           --------   --------   --------   --------   --------

Net income (loss)          $  162.0   $   (8.4)  $ (116.5)  $   33.2   $  (25.4)
                           ========   ========   ========   ========   ========

Income (loss) per common share:
 Income (loss), after tax,
  before extraordinary
  loss and cumulative
  effect of accounting
  changes                  $   2.88   $  (0.15)  $   1.32   $   0.83   $  (0.46)

 Extraordinary loss on
  redemption of debt              -          -      (0.07)     (0.05)         -

 Cumulative effect of
  accounting changes              -          -      (3.35)     (0.18)         -
                           --------   --------   --------   --------   --------

  Net income (loss)
    per common share       $   2.88   $  (0.15)  $  (2.10)  $   0.60   $  (0.46)
                           ========   ========   ========   ========   ========

Working capital            $  384.4   $  292.2   $  355.2   $  488.2   $  505.0
                           ========   ========   ========   ========   ========

Total assets               $1,606.2   $1,477.7   $1,477.8   $1,535.9   $1,719.4
                           ========   ========   ========   ========   ========

Long-term debt             $  380.0   $  356.6   $  356.6   $  449.7   $  497.1
                           ========   ========   ========   ========   ========

Redeemable preferred stock $   33.1   $      -   $      -   $      -   $      -
                           ========   ========   ========   ========   ========

Shareholders' equity       $  395.6   $  273.0   $  280.5   $  441.1   $  453.9
                           ========   ========   ========   ========   ========

                                 13-28

                -----------------------

Net income (loss) included non-cash pension income of $48.8 million in 1995, $47.9 million in 1994, $40.1 million in 1993, $23.3 million in 1992 and $17.3 million in 1991.

   Net income for 1995 included a gain of $30.3 million on the sale of substantially all of its defense electronic systems business and related assets.

   Net income for 1995 included a reduction in provision for taxes of $9.3 million as a result of revisions to prior years' estimated income tax liabilities.

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

   The Company paid cash dividends on its common stock of $0.40 per share in 1995 and $0.80 per share for 1993, 1992 and 1991. In addition, in 1995 the Company paid dividends on its common stock of $0.60 per share in face amount of the Company's Series E Preferred Stock in 1995.

                                13-29

Management's Discussion and Analysis of Financial Condition and Results of Operations

Teledyne, Inc. is a technology-based manufacturing corporation serving worldwide customers with commercial and government-related aviation and electronics products; specialty metals for consumer, industrial and aerospace applications; and industrial and consumer products.

Results of Operations

Sales and operating profit for the Company's four business segments are presented separately in the tables below for continuing results, discontinued results and pension income (in millions):

Aviation and Electronics
------------------------
                                         1995       1994       1993
                                       --------   --------   --------
Sales:
 Continuing                            $1,015.4   $  882.0   $  951.9
 Discontinued                                 -      148.5      180.6
                                       --------   --------   --------
                                       $1,015.4   $1,030.5   $1,132.5
                                       ========   ========   ========
Operating Profit (Loss):
 Continuing                            $  102.7   $   (4.2)  $   41.3
 Discontinued                                 -      (35.8)     (13.6)
 Pension income                            18.1       12.8       13.8
                                       --------   --------   --------
                                       $  120.8   $  (27.2)  $   41.5
                                       ========   ========   ========

Sales from continuing operations increased $133.4 million in 1995 but decreased $69.9 million in 1994 and $61.5 million in 1993. Sales improvements in 1995 occurred in development work on the United States' new High Altitude Endurance Unmanned Aerial Surveillance/Reconnaissance Vehicle (the Tier II Plus program), electromechanical relays for commercial customers, airframe structures for the U.S. government, marine seismic cables for the oil exploration industry, fabricated products for the U.S. armed forces, and avionics for the commercial aviation market. In addition, completion of a contract to provide ground power generators to the U.S. Air Force increased sales $80 million for 1995 over 1994. Decreased sales of piston engine rebuilds for the general aviation market and lower shipments of aerial targets and certain other military unmanned aerial vehicles partially offset the 1995 increases. In 1994, sales decreased as a result of declining orders due to reduced government spending for defense, and the winding down and restructuring of certain military programs. These 1994 sales declines primarily affected systems engineering contracts, airframe structures, ground power generators, unmanned aerial vehicles and other military hardware. Increased sales of aircraft engines for the general aviation market, fabricated products for the U.S. armed forces and electronic countermeasure equipment for the international market partially offset the 1994 sales declines. Sales declined in 1993 primarily as a result of winding down of certain U.S. and foreign military programs, declining orders due to reduced defense spending and softness in non-military markets.

   Operating profit from continuing operations increased $18.1 million in 1995 and $39.7 million in 1994 but decreased $22.4 million in 1993, excluding charges of $88.8 million in 1994, $3.6 million in 1993 and $19.7 million in 1992 to resolve certain U.S. government contracting matters. Increased sales and margins of electromechanical relays and airframe structures, reduced losses on wire and cable products, and reversal of estimated losses of $8.4 million related to fixed-priced development and initial production contracts contributed to 1995 operating profit from continuing operations. Operating profit for 1995 was adversely affected by lower sales and margins on piston engines for the

                               13-30

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

general aviation industry and turbine engines for the U.S. government, and by increased development costs for certain scientific instrument products. For 1994, operating results from continuing operations were positively affected by increased earnings on general aviation engine rebuilds and electronic components and subsystems, and a reversal of estimated losses of $7.0 million related to fixed-priced development and initial production contracts. The increase in 1994 profit was partially offset by the decline in sales. In 1993, operating profit from continuing operations decreased primarily due to the decrease in sales discussed above and higher costs related to U.S. government contracting issues. Operating profit from continuing operations in 1993 included charges of $15.1 million for estimated losses on fixed-price development and initial production contracts.

   In January 1995, the Company sold substantially all of its defense electronic systems business and related assets. Sales and operating results for the business, including charges to resolve government contracting issues, have been reclassified and are presented in discontinued results of the aviation and electronics segment. Discontinued results for 1994 and 1993 included charges of $35.0 million and $13.0 million, respectively, to resolve certain U.S. government contracting matters. Discontinued results included charges for estimated losses on fixed-price development and initial production contracts of $11.5 million in 1994 and $4.4 million in 1993.

Specialty Metals
----------------
                                        1995       1994       1993
                                      --------   --------   --------
Sales:
 Continuing                           $  867.6   $  709.7   $  650.8
 Discontinued                              1.5        1.7        8.0
                                      --------   --------   --------
                                      $  869.1   $  711.4   $  658.8
                                      ========   ========   ========
Operating Profit (Loss):
 Continuing                           $   85.3   $   27.1   $   29.9
 Discontinued                                -        1.4        4.0
 Pension income                            8.3        8.7        9.9
                                      --------   --------   --------
                                      $   93.6   $   37.2   $   43.8
                                      ========   ========   ========

Sales from continuing operations increased $157.9 million in 1995. The sales increase was due to both improvement in worldwide automotive, commercial aerospace, and other industrial markets, and to increased market penetration in such areas as thin-rolled products, carbide cutting tools, specialty shapes and tubes, and titanium alloys. In addition, zirconium sales increased for the international power generation market due to a major customer's three year buy in 1995. Sales from continuing operations increased $58.9 million in 1994. The improvement in sales was primarily due to the general recovery in the economy particularly in the land-based transportation, aerospace and power generation markets. Sales declined $9.9 million in 1993 primarily due to the depressed aerospace market partially offset by improved sales of zirconium for a naval ship propulsion program and increased sales at start-up facilities.

   Operating profit from continuing operations increased $45.2 million in 1995 and $10.2 million in 1994, excluding a charge of $13.0 million in 1994 to resolve a U.S. government export investigation matter. Operating profit from continuing operations in 1995 increased primarily due to higher sales and improved margins and was enhanced by strong performances in nickel-based alloys, specialty shape and tube, thin rolled, and tungsten-based products. The increase in operating profit in 1995 was reduced by costs associated with new

                             13-31

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

facilities for the manufacturing and distribution of thin-rolled products.
These included a new high capacity mill at New Bedford, Mass., and an international service center in Taiwan. Decreased productivity in zirconium products related to protracted labor negotiations (now settled) also reduced operating profit. In addition, increased raw material costs and their effect on last-in, first-out inventory valuations, and research and development costs related to an automated real-time inspection system for hot-rolled rod and bar products negatively affected operating profit. In 1994, operating profit from continuing operations increased due primarily to the improved sales performance discussed above, improved margins for high speed and tool steels and strong performance of tungsten-based and thin rolled products. Improved operating profit for 1994 was reduced by approximately $4 million due to increased environmental costs. In addition, lower margins on zirconium and nickel-based products, and costs associated with increasing titanium production capacity adversely affected operating profit. Despite the overall sales decline, operating profit from continuing operations in 1993 was comparable to 1992 and included improved performance at start-up facilities and increased shipments of zirconium.

   In December 1995, the Company acquired the business of Stellram Group, a European-based manufacturer of high precision milling, boring and drilling systems.

Industrial
----------
                                        1995       1994       1993
                                      --------   --------   --------
Sales:
 Continuing                           $  346.8   $  318.1   $  333.5
 Discontinued                              9.9       23.6       53.8
                                      --------   --------   -------
                                      $  356.7   $  341.7   $  387.3
                                      ========   ========   ========
Operating Profit (Loss):
 Continuing                           $   18.7   $   13.0   $   13.2
 Discontinued                              0.6       (1.3)       1.3
 Pension income                           25.9       25.8       38.8
                                      --------   --------   --------
                                      $   45.2   $   37.5   $   53.3
                                      ========   ========   ========

Sales from continuing operations increased $28.7 million in 1995. Sales improved in nitrogen cylinder systems, metal stamping dies and plastic compression molds for automotive and truck markets, crash fire rescue vehicles for the U.S. Air Force, and material handling equipment. Sales of material handling equipment increased as a result of increased market penetration and the January 1995 acquisition of the material handling business of Kooi B.V. Kooi is a Netherlands company that is Europe's largest supplier of truck-mountable, self-propelled material handlers. These 1995 increases were partially offset by declining tank engine and land combat vehicle development sales. In 1994, sales from continuing operations decreased $15.4 million primarily due to lower sales related to military vehicle development and pressure relief valves. However, sales related to crash fire rescue vehicles, nitrogen cylinder systems for the metal stamping industry, material handling equipment for major retailers and distributors, and tank engines increased in 1994. In 1993, sales increased $30.2 million due primarily to increased sales of tank engines and sales related to military vehicle development. In addition, both nitrogen cylinder systems and materials handling equipment provided strong performance in 1993.

   Operating profit from continuing operations increased $5.7 million in 1995 primarily due to a gain on sale of an industrial valve product line, improved performances in metal stamping dies and plastic compression molds, and improved

                                13-32

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

operating results of crash fire rescue vehicles. Operating profit was reduced by lower sales of tank engines, costs associated with the integration and rationalization of Kooi product lines, plant rationalization expenses, and decreased margins on certain machine tools as a result of a labor dispute. In 1994, operating profit from continuing operations was impacted by declining sales of pressure relief valves, bid and proposal costs on a new land vehicle program, cost overruns on the crash fire rescue vehicle program and plant rationalization expenses. Operating profit related to nitrogen cylinder systems and tank engines increased in 1994. In 1993, operating profit from continuing operations increased $3.0 million primarily as a result of the changes in sales discussed above.

Consumer
--------
                                         1995       1994       1993
                                       --------   --------   --------
Sales:
 Continuing                            $  326.6   $  307.6   $  313.1
 Discontinued                                 -          -          -
                                       --------   --------   --------
                                       $  326.6   $  307.6   $  313.1
                                       ========   ========   ========
Operating Profit (Loss):
 Continuing                            $   18.7   $   21.5   $   19.6
 Discontinued                                 -       (2.8)       2.0
 Pension income                             0.2       (0.1)       0.5
                                       --------   --------   --------
                                       $   18.9   $   18.6   $   22.1
                                       ========   ========   ========

Sales from continuing operations increased $19.0 million in 1995. Sales increased for commercial and residential heating systems, and for three new products; Teledyne Water Pik's SenSonic(TM) Plaque Removal Instrument and its Pour-Thru Water Filter(TM) device, and Teledyne Laars' MAXX-PURE(TM) ozone sanitizing system for swimming pools, while sales for pool heaters decreased as a result of poor weather conditions and a slowdown in spending on consumer durables. In 1994, sales from continuing operations decreased $5.5 million due primarily to a decline in heating elements sold to original equipment manufacturers and the completion in 1993 of a distribution arrangement to sell engines for an operation sold in 1992. The 1994 sales decline was partially offset by improved sales of shower, pool heater and commercial heating systems products. In 1993, sales from continuing operations increased $10.0 million primarily due to increased sales of pool heaters, residential and commercial heating systems, promotional drinkware and filtration products.

   Operating profit from continuing operations decreased $2.8 million in 1995 due to advertising and start-up costs for the three new products and the sales declines discussed above. Operating profit from continuing operations for 1994 was impacted by the sales variances discussed above. In addition, operating profit for 1994 was adversely impacted by new product development costs on oral health and water filtration products and plant rationalization expenses. In 1993, operating profit from continuing operations decreased $6.6 million primarily due to new product start-up costs and increased promotional expenses.

   In December 1995, the Company acquired the business of Envases Comerciales, S.A., a Costa Rican manufacturer of specialty packaging for pharmaceutical and food companies throughout Central America and Mexico.

                                 13-33

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Discontinued Results
--------------------

In 1993, Teledyne undertook a major realignment which consolidated its operating companies. The realignment built on the 1992-1993 restructure which focused the Company on those businesses in which it has significant leadership roles. The restructure consisted of the sale, closure or transfer of certain operations. Discontinued results include the estimated realignment and restructure cost, before pension income, and the results of operations divested.

Corporate Expense

Corporate expense increased to $82.1 million in 1995 from $68.4 million in 1994 and from $60.0 million in 1993. Corporate expense increased for 1995 primarily due to legal and advisory fees associated with an unsolicited merger proposal and ensuing proxy contest and increased warranty expenses for closed businesses. The increase in corporate expense in 1994 was due primarily to insurance recoveries related to environmental matters received in 1993 not repeated in 1994, offset by reduced costs for legal, contract compliance audits and insurance.

Pension Income

Teledyne's non-cash pension income recorded the amount by which the amortization into income of pension surplus and estimated return on plan assets exceeded the current year's cost of providing benefits. Pension income before tax increased to $80.7 million in 1995 from $79.1 million in 1994 and $66.2 million for 1993. The increase in 1994 was a result of a reduction in the number of employees during 1993 and an increased expected return on pension assets, partially offset by a decrease in the discount rate, to seven from eight percent, used to calculate the pension benefit obligation. Any reversion of pension plans' assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

   Cash from excess pension assets of $17.5 million in 1995 and $15.0 million in 1994 was transferred pre-tax under Section 420 of the Internal Revenue Code from the Company's defined benefit pension plans to the Company. The Internal Revenue Code permits transfers annually of an amount not to exceed the Company's actual expenditures on retiree health care benefits. While not affecting reported operating profit, cash flow increased by the after-tax effect of the transferred amount.

Other Income

In 1995, the New Piper Aircraft Company emerged from bankruptcy with Teledyne having exchanged its major creditor position for 24.2 percent ownership and an option to purchase an additional 24.2 percent. As a result, Teledyne recognized a gain for 1995 of $5.9 million. Also in 1995, the Company sold substantially all of its defense electronic systems business and related assets at a pretax gain of $50.7 million. In 1993, the Company sold its investment in Litton common stock resulting in a $40.4 million gain. In addition, other income included gains, primarily from sale of excess real estate, of $5.1 million for 1995, $6.0 million for 1994 and $2.1 million for 1993.

                                  13-34

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Provision for Income Taxes

The Company's effective income tax rate decreased in 1995 primarily as a result of revisions to prior years' estimated income tax liabilities of $9.3 million. In 1994, the Company's effective income tax rate increased primarily as a result of government settlement expenses, part of which were not deductible for tax purposes.

   The Omnibus Budget Reconciliation Act of 1993 increased the corporate federal income tax rate to 35 percent in 1993 from 34 percent in 1992. The tax rate change resulted in the recognition of additional income of $4.6 million in 1993 due primarily to revaluing the Company's net deferred tax asset.

   The Company has determined, based on its history of operating earnings, available carrybacks, expectations of future operating earnings and potential tax planning strategies, that it is more likely than not that the deferred tax assets at December 31, 1995 will be realized.

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

New Accounting Standards

In 1995, SFAS No. 121 was issued which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. This statement, which will be effective in 1996, addresses when impairment losses should be recognized and how impairment losses should be measured. The adoption of this statement by the Company is not expected to have a material effect on the consolidated financial statements.

   In 1995, SFAS No. 123 was issued which requires certain disclosures about stock-based employee compensation arrangements using the fair value based method of accounting. This statement, effective in 1996, allows for companies to either adopt the new method of accounting or to continue using the intrinsic value based method of accounting but make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Company has not yet determined the method it will use or the impact of SFAS No. 123 on the the consolidated financial statements.

Financial Condition

Shareholders' equity increased $122.6 million in 1995 as a result of net income of $162.0 million offset by dividends of $56.3 milliion, decreased $7.5 million in 1994 as a result of the net loss of $8.4 million, and decreased $160.6 million in 1993 as a result of the net loss of $116.5 million and cash dividends

                               13-35

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

of $44.3 million. The Company has been able to meet all cash requirements during the past five years with cash generated from operations, proceeds from the sale of businesses and credit lines, and is not aware of any impending cash requirements or capital commitments which could not be met by internally generated funds or the utilization of its committed lines of credit. The Company had available credit facilities at December 31, 1995, with various U.S. and foreign banks, totaling $151.0 million ($135.0 million expiring in July 1997, and $16.0 million expiring in December 1997) for which there is a $75.0 million letters of credit sublimit. During 1995, the Company utilized $14.2 million of its lines of credit in the acquisition of the material handling business of Kooi B.V.

Other Matters

Government Contracts
--------------------

Company subsidiaries perform work on a number of defense contracts with the U.S. government. Many of these contracts include price redetermination clauses, and most are terminable at the convenience of the government. Certain of these contracts are fixed-price contracts. There is risk on such contracts that costs may exceed those expected when the contracts were negotiated. Absent modification of these contracts, any costs incurred in excess of the fixed or ceiling prices must be borne by the Company. In addition, virtually all defense programs are subject to curtailment or cancellation due to the annual nature of the government appropriations and allocations process. A material reduction in U.S. government appropriations for defense programs may have an adverse effect on the Company's business, depending upon the specific defense programs affected by any such reduction.

   The Company, like other government contractors, has been and is subject from time to time to various audits, reviews and investigations relating to the Company's compliance with federal and state laws. Generally, claims arising out of these government inquiries are resolved without resort to litigation. However, should the unit involved be charged with wrongdoing, or should the U.S. government determine that the unit is not a "presently responsible contractor," that unit, and conceivably the Company, could be temporarily suspended or, in the event of a conviction, could be debarred for up to three years from receiving new government contracts or government-approved subcontracts. Given the extent of the Company's business with the U.S. government, a suspension or debarment of the Company could have a material adverse effect on the future operating results and consolidated financial condition of the Company. However, although the outcome of government inquiries cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company that is likely to result in suspension or debarment of the Company, or that is otherwise likely to have a material adverse effect on the Company's financial condition.

   For additional discussion of government contract matters, see Note 12 to the consolidated financial statements of the Company.

Environmental
-------------

   The Company is subject to various federal, state and local laws and regulations concerning the environment, and is currently involved in the investigation and remediation of a number of sites under these laws. It is difficult to estimate the timing and ultimate amount of environmental costs

                                 13-36

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

which may be incurred by the Company in connection with these proceedings due to uncertainties with respect to the availability of information concerning each site and the status of the law, regulations and technology. Accordingly, estimates of probable and reasonably possible remediation costs to be incurred by the Company are based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary. The estimates also reflect an assessment of the likelihood that other companies which have been designated potentially responsible parties will have the financial resources to fulfill their obligations at Superfund sites where they and the Company may be jointly and severally liable.

   As discussed in Note 1 to the Company's consolidated financial statements, the Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable, but generally not later than completion of the remedial feasibility study. The accruals are reviewed quarterly and, as the investigation and remediation of each site progresses, adjustments are made as necessary. Many of the investigations are in a preliminary stage, and future adjustments may be substantial as more information, such as the nature and extent of site contamination and the scope of required remediation, becomes available. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and the costs of future expenditures are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and the amounts are reasonably estimable.

   The Company is party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, or similar state statutes. The Company has been identified as a potentially responsible party (PRP) at approximately 60 Superfund sites, excluding those at which it believes it has no future liability. The Company's involvement is very limited or de minimus at approximately 50 of these sites.
In addition, the Company is remediating, or has begun environmental engineering studies to determine cleanup requirements at certain of its current and former operating sites. The Company has accrued approximately $40 million in connection with environmental investigation and remediation liabilities at Superfund sites and at the Company's current and former operating sites. These costs will likely be incurred over a period of several years. Based on currently available information and analyses, management does not believe that costs in excess of those accrued for these matters will have a material adverse effect on the Company.

                                13-37

                         Common Stock Price

                               1995

-------------------------------------------------------------------------
Quarters                1st         2nd         3rd        4th
-------------------------------------------------------------------------

High                 $27 3/8      $26 1/2     $27 3/8     $27 5/8

Low                  $20          $23 3/8     $22 1/8     $23 1/8
-------------------------------------------------------------------------

                               1994

-------------------------------------------------------------------------
Quarters                1st         2nd         3rd        4th
-------------------------------------------------------------------------

High                 $26 5/8      $18 5/8     $18 7/8     $21 1/8

Low                  $16 5/8      $14 1/4     $15 3/8     $15 1/2
-------------------------------------------------------------------------

Teledyne, Inc. common stock is listed on the New York and Pacific Stock Exchanges. As of December 31, 1995, there were approximately 13,000 record holders of common stock.
-------------------------------------------------------------------------

                                13-38